SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

August 8, 2012

Dear Shareholder,

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, September 12, 2012, at 4:00 p.m. local time.

At the Annual Meeting, shareholders will receive and discuss the Company’s 2011 consolidated financial statements and will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares (“ADSs”) are being provided with voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-9267656.

Thank you for your cooperation.

Sincerely,

Phillip Frost, M.D.

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, September 12, 2012, at 4:00 p.m. local time.

At the Meeting, shareholders will receive and discuss the Company’s consolidated balance sheet as of December 31, 2011 and the consolidated statements of income for the year then ended. In addition, at the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To approve the resolution of the Board of Directors to declare and distribute the cash dividends for the year ended December 31, 2011, paid in four installments in an aggregate amount of NIS 3.40 (approximately US$0.95, according to the applicable exchange rates) per ordinary share (or ADS).

2.	To appoint the following five persons to the Board of Directors, each to serve until the 2015 annual meeting of shareholders: Dr. Phillip Frost, Mr. Roger Abravanel, Prof. Richard A. Lerner, Ms. Galia Maor and Mr. Erez Vigodman.

3.	Directors’ Remuneration:

a.	To approve the payment to each of the Company’s directors, other than the Chairman and the Vice Chairman of the Board of Directors, of an annual fee in the NIS equivalent of US$190,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable) plus a per meeting fee of US$2,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable). Such payments will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

b.	To approve the following reimbursement and remuneration for Dr. Phillip Frost, Chairman of the Board of Directors:

(i) an amount of US$298,000 as reimbursement for his out of pocket travel expenses exceeding US$700,000 incurred during 2011 in connection with his participation in meetings of the Board of Directors and committees of the Board and other Company activities.

(ii) payment to Dr. Frost, for his service as Chairman of the Board of Directors, of an annual fee in the NIS equivalent of US$900,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable) for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. Such payment will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

(iii) reimbursement up to an annual amount of US$700,000 for his out of pocket transportation costs related to the use of his airplane in connection with his participation in meetings of the Board of Directors and committees of the Board and other Company activities, for such time as Dr. Frost continues to serve as Chairman of the Board of Directors.

c.	To approve payment to Prof. Moshe Many, for his service as Vice Chairman of the Board of Directors, of an annual fee in the NIS equivalent of US$400,000 (according to the exchange rate on the date of approval by shareholders) plus VAT (as applicable), for such time as Prof. Many continues to serve as Vice Chairman of the Board of Directors. Such payment will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

4.	To approve certain amendments to the Company’s Articles of Association in the manner described in the attached proxy statement and as reflected in the amended articles of association attached thereto.

5.	To approve Indemnification and Release Agreements for the directors of the Company.

6.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2013 annual meeting of shareholders and to authorize the Board of Directors to determine its compensation, provided such compensation is also approved by the audit committee.

Only shareholders of record at the close of business on August 13, 2012 will be entitled to this notice of, and to vote at, the Annual Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Richard S. Egosi

Secretary

August 8, 2012

PROXY STATEMENT

THE MEETING

The 2012 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Wednesday, September 12, 2012, at 4:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 13, 2012 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share, shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company shall then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of proposals 1, 2, 3, 5 and 6 to be presented at the Meeting. In accordance with the Company’s Articles of Association, the Board of Directors has determined that the affirmative vote of the holders of seventy five percent (75%) of the Company’s ordinary shares participating and voting at the Annual Meeting shall be required for the approval of proposal 4 (Approval of Amendments to the Company’s Articles of Association).

Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Shareholder Nominations

Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate to the Board of Directors for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2013 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2012 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-9267656, Attn: Investor Relations or in the United States at (215) 591-8912. If you want to receive separate copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PRESENTATION OF 2011 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and discussion at the Annual Meeting, Teva’s consolidated balance sheet as of December 31, 2011 and the consolidated statements of income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2011, available on Teva’s website at www.tevapharm.com. This item will not involve a vote of shareholders.

PROPOSAL 1: APPROVAL OF 2011 DIVIDEND

The Board of Directors recommends that shareholders approve the resolution of the Board of Directors to declare and distribute cash dividends for the year ended December 31, 2011, paid in four installments in an aggregate amount of NIS 3.40 (approximately US$0.95, according to the applicable exchange rates) per ordinary share (or ADS).

PROPOSAL 2: ELECTION OF DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of each of the following five persons as directors, each to serve until Teva’s 2015 annual meeting of shareholders: Dr. Phillip Frost, Mr. Roger Abravanel, Ms. Galia Maor, Prof. Richard A. Lerner and Mr. Erez Vigodman. Dr. Phillip Frost, Mr. Roger Abravanel, Prof. Richard A. Lerner and Mr. Erez Vigodman are currently members of Teva’s Board of Directors; Ms. Galia Maor is a proposed new member of the Board of Directors. All such candidates (except Dr. Frost) have been determined to be independent within the meaning of applicable NYSE regulations and within the meaning of the Israeli Companies Law 5759-1999, as amended (the “Israeli Companies Law”), and the regulations promulgated thereunder. Teva’s corporate governance and nominating committee has also recommended to the Board of Directors, and the Board of Directors has resolved, that if elected, Dr. Frost would continue to serve as the Chairman of the Board.

Directors

The following table sets forth information as to the directors of Teva as of August 1, 2012:

Name	Age	Director Since	Term Ends
Dr. Phillip Frost – Chairman	75	2006	2012
Prof. Moshe Many	84	1987	2013
Roger Abravanel	66	2007	2012
Abraham E. Cohen	76	1992	2013
Amir Elstein	56	2009	2013
Chaim Hurvitz	52	2010	2014
Prof. Elon Kohlberg	67	2009	2012
Prof. Roger Kornberg	65	2007	2013
Prof. Richard A. Lerner	73	2012	2012
Joseph Nitzani (1)	65	2008	2014
Prof. Yitzhak Peterburg	61	2012	2013
Dan Propper	71	2012	2014
Prof. Dafna Schwartz (1)	61	2011	2014
Ory Slonim	69	2008	2014
Dan S. Suesskind	68	2010	2014
Erez Vigodman	52	2009	2012

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost was also President of IVAX from 1991 until 1995. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc. He is also a member of the Board of Trustees of The Scripps Research Institute and of the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel has been a director of Teva since 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he became a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Admiral Group plc., Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), Luxottica Group S.p.A. and COFIDE—Gruppo De Benedetti SpA. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Prof. Richard Alan Lerner, M.D., joined Teva’s Board of Directors in February 2012. Prior to joining Teva, he served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner is a director of Kraft Foods, Inc., Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of

Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964, and interned at Palo Alto Stanford Hospital during 1964-1965.

Galia Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor meets the qualifications of a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Erez Vigodman has been a director of Teva since 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan, the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant. Mr. Vigodman meets the qualifications of a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Continuing Directors

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Directors of Teva since March 2010, having served as a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College since January 2002 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Abraham E. Cohen has been a director of Teva since 1992. Mr. Cohen was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement from Merck in January 1992, Mr. Cohen has been active as an international business consultant. Mr. Cohen served as a director of Akzo Nobel NV until 2007 and of Vasomedical, Inc. until 2011. Mr. Cohen is presently a director of Chugai Pharmaceutical Co., Ltd., BioTime, Inc. and Mannkind Corporation.

Amir Elstein rejoined Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel

Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd., Tower Semiconductor Ltd. and the Jerusalem College of Engineering. Mr. EIstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Chaim Hurvitz has been a director of Teva since 2010. Mr. Hurvitz currently serves as CEO of CHealth, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He is a member of management of the Manufacturers Association of Israel and Head of its pharmaceutical branch. He received a B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Roger D. Kornberg has been a director of Teva since 2007. Prof. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has taught since 1978. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the U.S., the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). Prof. Kornberg is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. Prof. Kornberg is a member of the National Academy of Sciences and an honorary member of other academies and professional societies in the U.S., Europe and Japan. Prof. Kornberg serves as a director of Protalix BioTherapeutics, Inc. and OpththaliX Inc. Prof. Kornberg received a B.A. in chemistry from Harvard in 1967 and a Ph.D. in chemistry from Stanford in 1972.

Joseph Nitzani has been a director of Teva since 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani has served as a director in three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). Mr. Nitzani also served as a director of The Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Prof. Yitzhak Peterburg joined Teva’s Board of Directors in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and as Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University, and served as Chairman of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990.

Dan Propper rejoined the Company’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as

President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology.

Ory Slonim rejoined Teva’s Board of Directors in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, he was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. Between 1993 and 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., and between 2007 and 2012 he served as a director in Oil Refineries Ltd. Mr. Slonim presently serves as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director. Since 1999, Prof. Schwartz has been a faculty member at Ben Gurion University, where she is the head of the MBA track (Magama) in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B. M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. (2007-2012), Rotem Industries Ltd. (2012-2012), Al-Bad Massuot Yitzhak Ltd. (2010-2011, 1999-2004), Israel Discount Bank Ltd. (2007-2010, 1995-2002), Giron Development and Building Ltd. (2007-2010), The Phoenix Insurance Company Ltd. (2003-2008) and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, a M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. From 2004 to 2011 he was a director of Ness Technologies Inc. Currently, Mr. Suesskind serves as a director of several companies, including Israel Corporation Ltd., Migdal Insurance Company Ltd. and Syneron Medical Ltd., as well as a member of the board of directors (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind was determined by the Board of Directors to be a financial and accounting expert under Israeli law and qualifies as such under the applicable SEC and NYSE regulations.

Director Whose Term Ends at this Annual Meeting

Prof. Elon Kohlberg has been a director of Teva since 2009. He is the Royal Little Professor of Business Administration at the Harvard Business School, where he has taught since 1973. Prof. Kohlberg previously served on Teva’s Board of Directors from 1987 to 2000. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc. (1966), M.Sc. (1967), and Ph.D. (1973) in mathematics from the Hebrew University of Jerusalem. Prof. Kohlberg’s term of service as a member of the Board of Directors will end at the Annual Meeting.

Board Practices

Our current Board of Directors comprises 16 persons, of whom 11 have been determined to be independent within the meaning of applicable NYSE regulations. In addition, Ms. Galia Maor, a nominee for director, has been determined to be independent within the meaning of applicable NYSE regulations. The Board of Directors includes two statutory independent directors as mandated under Israeli law, who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with NYSE regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Chaim Hurvitz, Prof. Roger Kornberg, Prof. Yitzhak Peterburg and Dan S. Suesskind.

All directors are entitled to review and retain copies of our documentation and examine our assets as required to perform their duties as directors, and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage serving directors to attend annual shareholder meetings.

Board Practices and Procedures. Directors are generally elected in classes for terms of three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We also provide an orientation program for new directors as well as a continuing education program for directors which includes lectures, materials, meetings with key management and visits to Company facilities.

Board Meetings. At least six meetings of the Board of Directors are to be held throughout the year, with additional special meetings to be scheduled when required. Information regarding the number of meetings of the Board of Directors and Board committees and attendance rates for 2011 is presented in the table below.

Executive Sessions of the Board. The independent members of the Board of Directors, within the meaning of applicable exchange regulations, met in executive session (without management or non-independent directors’ participation) once during 2011. They will continue to meet in executive session on a regular basis. Prof. Moshe Many serves as Chairman of the executive sessions of the Board of Directors.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Secretary of the Board of Directors or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit committee. All other Board committees exercising powers delegated by the Board of Directors must include at least one such statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain non-affiliation criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity.

Regulations promulgated under Israeli Companies Law set minimum, maximum and other rules regarding compensation that may be paid to statutory independent directors. These regulations further provide that the remuneration of statutory independent directors may be determined relative to that of other directors of the company, as is the case with the Company’s statutory independent directors.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data are presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in the public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Teva has adopted a policy requiring that two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with this policy, it has been determined that Joseph Nitzani, Prof. Dafna Schwartz, Dan S. Suesskind, Erez Vigodman and nominee Galia Maor are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board of Directors as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board of Directors must include at least one statutory independent director, and the audit committee must include all of the statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board of Directors. Membership on these Board committees is presented in the table below.

We have adopted charters for our audit, human resources and compensation, corporate governance and nominating, and finance and investment committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Companies Law, the audit committee must include all of the statutory independent directors, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) making determinations and considering providing approvals concerning certain related party transactions and transactions involving conflicts of interest (including the terms of service of directors and executive officers); (c) reviewing the internal auditor’s work program; (d) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; (e) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; and (f) implementing whistleblower procedures and policies. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees the risk management processes implemented by the Company, periodically discusses with management the different risks related to the Company and its activities, and reviews with management the Company’s policies and practices regarding risk identification, assessment, and mitigation.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules.

The Board of Directors has determined that Prof. Dafna Schwartz and Joseph Nitzani are “audit committee financial experts” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

The purpose of the human resources and compensation committee is, subject to applicable law, to oversee on behalf of the Board of Directors the management of the Company’s compensation and other human resources related issues and to otherwise carry out on behalf of the Board of Directors its responsibilities relating to these issues. The committee is responsible for making recommendations, in accordance with applicable law, concerning the compensation of the Company’s CEO and other senior executive officers. The committee is also responsible for establishing annual and long-term performance goals and objectives for our executive officers and reviewing the overall compensation philosophy of the Company. All of the committee members have been determined to be independent as defined by the applicable NYSE rules and those of the SEC.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) Board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board of Directors for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board of Directors, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable NYSE rules and those of the SEC.

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

Corporate Responsibility Committee

The corporate responsibility committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

Scientific Advisory Committee

The scientific advisory committee is primarily engaged in the review of the Company’s strategies with regard to its R&D activities, major R&D projects and sourcing opportunities from academic institutions and other parties, and brings its recommendations, when applicable, to the Board of Directors.

Current Members of Board Committees

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Investment		Corporate Responsibility		Scientific Advisory
Dr. P. Frost											✓	*

Prof. M. Many	✓		✓	*	✓						✓	+

R. Abravanel			✓

A. E. Cohen			✓		✓

A. Elstein					✓		✓		✓	*

C. Hurvitz									✓

Prof. E. Kohlberg	✓		✓

Prof. R. Kornberg											✓

Prof. R. Lerner			✓								✓

J. Nitzani	✓	*	✓		✓		✓

Prof. Y. Peterburg							✓				✓

D. Propper			✓		✓

Prof. D. Schwartz	✓						✓		✓

O. Slonim	✓		✓		✓	*			✓

D. S. Suesskind							✓	*	✓

E. Vigodman							✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2011	Average Attendance Rate
Board of directors	14	87%
Audit committee	12	98%
Human resources and compensation committee	12	89%
Corporate governance and nominating committee	4	95%
Finance and investment committee	6	87%
Corporate responsibility committee	3	100%
Scientific advisory committee	2	100%

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the Internal Auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and NYSE laws and regulations.

Related Party Transactions

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Arik Yaari, Teva’s executive officer, is a director and shareholder of Jexys.

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board of Directors, at an annual rent of approximately $305,000 (including operational and service costs). Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space. In September 2010, the lease was extended for eighteen months, with no change in the annual rent. During 2011, two additional amendments were signed according to which the total office space was increased to 13,500 square feet. The term of the lease was extended until April 2015, with options to renew for two additional three-year terms. Aggregate rent for the first year of the extension (April 1, 2012 to March 31, 2013) is approximately $412,000, increasing 4% per year for the remainder of the initial term and each renewal term.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, acquired a personal interest in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by the investment into the company of two tranches of $7.5 million each per target (the latter one being discretionary). Dr. Phillip Frost, Chairman of the Board of Directors of Teva, and Prof. Roger Kornberg, a member of the Board of Directors, are both investors in and members of the board of directors of CoCrystal Discovery. Prof. Kornberg is also Chief Scientific Officer of CoCrystal Discovery.

All of the related party transactions described above were reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 3: DIRECTORS’ REMUNERATION

Unlike U.S. law, the Israeli Companies Law requires shareholder approval of remuneration paid to directors. The substantial growth in the Company’s activities, including, during 2011 alone, the significant expansion of its specialty pharmaceutical business with the acquisition of Cephalon, the acquisitions of Taiyo, Teva-Kowa, Théramex and Infarmasa and the formation of a joint venture with The Procter & Gamble Company relating to OTC products, the continued expansion of the Company’s activities to new regions, the associated complexities of the Company’s operations and the increased responsibilities resulting from such developments have imposed significantly greater demands on its directors.

In order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation and in recognition of these increased demands imposed on the directors and, in particular, its Chairman of the Board and Vice Chairman, Teva’s human resources and compensation committee has recommended, and the audit committee and Board of Directors have each approved, and recommend that shareholders approve, the increase in remuneration described below.

(a): APPROVAL OF DIRECTORS’ REMUNERATION

Shareholders are asked to approve the payment to each of the Company’s directors currently in office and any additional directors as may be appointed from time to time, without the need for further act or approval, other than the Chairman and the Vice Chairman of the Board of Directors (who are addressed in proposals (b) and (c) below), with effect on and from the date of approval by shareholders, of an annual fee in the NIS equivalent of US$190,000 (an increase from the average annual fee paid in connection with their 2011 service of US$76,283) plus a per meeting fee of US$2,000 (in lieu of the current per meeting fees ranging from approximately US$2,000 to US$3,000 depending on whether the meeting required air travel). This remuneration will be paid plus VAT (as applicable), will be based on the exchange rate on the date of approval by shareholders and will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders.

(b): APPROVAL OF REMUNERATION/REIMBURSEMENT OF CHAIRMAN OF THE BOARD

In addition to the increased demands imposed on Teva’s directors in general, Dr. Phillip Frost, in his capacity as Chairman of the Board, has devoted significantly greater efforts to the Company in this transition period with a new Chief Executive Officer and the strategic review of the Company’s operations. In recognition of the increased demands on Dr. Frost that are expected to continue in his capacity as Chairman of the Board of Directors upon his reelection at this Meeting, shareholders are asked to approve:

(i)	the reimbursement to Dr. Frost, Chairman of the Board of Directors, of an amount of US$298,000, for his out of pocket travel expenses exceeding US$700,000 incurred during 2011 (the reimbursement of which was previously approved by shareholders), in connection with his participation in meetings of the Board of Directors and committees of the Board and other Company activities. Such additional amount reflects the unanticipated travel Dr. Frost undertook in connection with his increased Company activities last year;

(ii)	remuneration to Dr. Frost for his service as Chairman of the Board of Directors, effective from and after the date of approval by shareholders, of an annual fee in the NIS equivalent of US$900,000 (according to the exchange rate on the date of the approval by shareholders) plus VAT (as applicable), for such time as Dr. Frost continues to serve as Chairman of the Board of Directors. Such payments will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders. There will be no supplemental per meeting fee in addition to this annual fee. Such annual fee represents an increase from the payments made in connection with his 2011 service of US$516,677 (including per meeting fees); and

(iii)	the reimbursement of Dr. Frost in his capacity as Chairman of the Board of Directors of his out of pocket transportation costs related to the use of his airplane for the purpose of participation in meetings of the Board of Directors, committees of the Board and other Company activities, up to an annual amount of US$700,000 (i.e., the same amount previously approved by shareholders), for such time as Dr. Frost continues to serve as Chairman of the Board of Directors.

As previously approved by shareholders, Teva will continue to provide Dr. Frost, in his capacity as Chairman of the Board of Directors, with an office and secretarial services and will, in accordance with Teva practice, also reimburse him for other reasonable and necessary expenses incurred in the course of his service to the Company.

(c): APPROVAL OF REMUNERATION OF VICE CHAIRMAN OF THE BOARD

Similar to Dr. Frost, Prof. Moshe Many, in his capacity as Vice Chairman of the Board, has devoted significantly greater efforts to the Company in this transition period with a new Chief Executive Officer and the strategic review of the Company’s operations. In recognition of the increased demands on Prof. Many that are expected to continue in his capacity as Vice Chairman of the Board of Directors, shareholders are asked to approve remuneration to Prof. Moshe Many for his service as Vice Chairman of the Board with effect on and from the date of approval by shareholders, of an annual fee in the NIS equivalent of US$400,000 (according to the exchange rate on the date of the approval by shareholders) plus VAT (as applicable), for such time as Prof. Many continues to serve as Vice Chairman of the Board of Directors. Such payments will be adjusted based on the Israeli Consumer Price Index subsequent to the date of approval by shareholders. There will be no supplemental per meeting fee in addition to this annual fee. Such annual fee represents an increase from the payments made in connection with his 2011 service of US$313,700 (including per meeting fees). As previously approved by shareholders, Teva will continue to provide Prof. Many, in his capacity as Vice Chairman, with an office and secretarial services and will, in accordance with Teva practice, also reimburse him for other reasonable and necessary business expenses incurred in the course of his service to the Company.

PROPOSAL 4: APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

In light of changes in the Israeli Companies Law and the Israeli Securities Law and, as mentioned above, the substantial growth in the Company’s activities, significant expansion of its global business and increased complexity in the Company’s operations since the adoption of the Articles of Association by shareholders at the 2001 annual general meeting, certain amendments are proposed to be made to the Company’s Articles of Association.

Following the recommendation of the corporate governance and nominating committee and the approval of the Audit Committee and the Board of Directors, shareholders are asked to approve the proposed amendments to the Articles of Association as reflected in the amended articles of association, substantially in the form attached to this proxy statement as Exhibit A (English translation of official Hebrew original). The words proposed to be added are highlighted in boldface font and underlined, and the words proposed to be deleted are indicated by a strikethrough.

These amendments consist of the following:

(a)	providing that the declaration and distribution of dividends no longer require shareholder approval. Instead, dividends would be declared and distributed upon the approval by the Board of Directors only, as commonly practiced by companies in Israel and in the United States and in accordance with changes in Israeli law;

(b)	updating the insurance, indemnification and release provisions to reflect recent changes in Israeli law by allowing the Company to insure and indemnify directors and executive officers from certain legal fees and expenses and certain payments incurred or imposed in administrative proceedings, as well as allowing insurance, indemnification and release of the Company’s directors and executive officers to the maximum extent permitted by law. Israeli law has restrictions on the indemnification, insurance and release of directors and executive officers comparable to that under U.S. law. For further discussion on these limitations on indemnification and release under Israeli law, please see Proposal 5 below.

(c)	authorizing the Board of Directors (without the need to receive shareholder approval as currently required) to fix the remuneration of the Company’s independent auditors, as commonly practiced by companies in Israel and in the United States;

(d)	clarifying that the appointment of statutory independent directors in addition to the two required under the Israeli Companies Law shall count as one of the other 15 directors elected by shareholders;

(e)	permitting the holding of Board meetings outside Israel, in light of the expansion in the Company’s global activities, while still requiring that a majority of the physical sessions of the Board each calendar year (but not less than four physical sessions each calendar year) be convened in Israel in light of the Company’s Israeli character;

(f)	allowing the Company to convene a general meeting of shareholders by publishing a notice to shareholders in a manner reasonably determined by the Company;

(g)	providing certain procedural and information requirements for shareholders seeking either to include a proposal on the agenda of a general meeting or to require the Board to convene a shareholder meeting (such as information about the requesting shareholder, proof of share ownership, the purpose of the request, the text of any proposed resolutions, a supporting statement, disclosure of any personal interest, information about nominees to the Board of Directors, any information required by applicable law, regulations and stock exchange rules, and any other information reasonably requested by the Company);

(h)	changing certain board procedures to reflect amendments in Israeli law regarding advance notice of board meetings and process for adoption of resolutions by written consent;

(i)	providing that the failure to provide notice to any shareholder due to reasons beyond the Company’s control will not affect any action, transaction and resolution; and

(j)	clarifying certain other provisions in the Articles, including correcting minor linguistic inconsistencies and ambiguities.

PROPOSAL 5: APPROVAL OF INDEMNIFICATION AND RELEASE AGREEMENTS FOR DIRECTORS

Unlike U.S. law, the Israeli Companies Law provides that the indemnification and release of a director requires the approval of shareholders. Current Israeli law provides that directors may not be indemnified or released with respect to (i) a breach of a director’s duty of loyalty to the Company, unless committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the Company; (ii) a breach of a director’s duty of care to the Company committed intentionally or recklessly; (iii) an action or omission by a director with the intent of unlawfully realizing personal gain; and (iv) fines, monetary sanctions, fortfeit and/or penalties imposed upon a director. In addition, current Israeli law provides that directors can only be released with respect to liability for damages caused as a result of a breach of their duty of care to the Company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution).

In order to help ensure the Company’s continued ability to attract and retain highly qualified Board members, the Company’s human resources and compensation committee has recommended, and the audit committee and Board have each approved, and recommend that shareholders approve, with respect to all directors of the Company currently in office and any other directors as may be appointed from time to time, including, without limitation, statutory independent directors, without the need for further act or approval, that the Company:

(a)	indemnify and release such directors to the maximum extent permitted by law pursuant to the terms and provisions set forth substantially in the form of Indemnification and Release Agreement attached as Exhibit B to this Proxy Statement, including with respect to any acts or omissions made in their capacity as directors of the Company prior to the date of approval by shareholders; and

(b)	enter into with such directors Indemnification and Release Agreements substantially in the form attached as Exhibit B.

Under the proposed Indemnification and Release Agreement, the Company’s undertaking to indemnify each director for monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that were approved by a court), (i) shall be limited to matters that are connected or otherwise related to those events or circumstances set forth in Schedule A thereto and (ii) shall not exceed US$200 million in the aggregate, according to the representative rate of exchange on the date on which such amounts are first payable by the director. The Board has determined, in accordance with Israeli law, that such maximum amount is reasonable under the circumstances and that the events and circumstances specified in Schedule A are foreseeable in light of the Company’s activities as of the date hereof.

PROPOSAL 6: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under “Committees of the Board—Audit Committee”), shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2013 Annual Meeting of Shareholders. It is further proposed to authorize the Board of Directors to determine the independent registered public accounting firm’s compensation, provided such compensation is also approved by the audit committee.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2011 and 2010:

	2011	2010
	(U.S. $ in thousands)

Audit Fees	12,981	10,653

Audit-Related Fees	2,122	1,981

Tax Fees	7,504	7,851

All Other Fees	1,357	700

Total	$23,964	$21,185

The audit fees for the years ended December 31, 2011 and 2010 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2011 and 2010, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2011 and 2010 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2011 and 2010 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2011 and 2010 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2011 and 2010 were pre-approved by the audit committee in accordance with these procedures.

August 8, 2012

Exhibit A

Translated from the Hebrew

ARTICLES OF ASSOCIATION

of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

A Limited ~~Share~~Liability Company

~~Updated on June 29, 2010.~~

Translated from the Hebrew

A. INTRODUCTION	4

Interpretation	4

Objectives and Purpose of the Company	~~5~~6

Limitation of Liability	~~5~~6

B. CAPITAL OF THE COMPANY	~~...~~6

Capital Structure	6

Share Certificates	~~7~~8

Transfer and Endorsement of Shares	~~8~~9

Bearer Share Warrants	10

Increase and Issue of the Registered Capital	11

Change of the Registered Capital	12

C. GENERAL MEETINGS	~~12~~13

Deliberations at General Meetings	~~13~~14

Votes by the Shareholders	~~15~~18

D. THE BOARD OF DIRECTORS	~~17~~21

Appointment and Retirement from Office	~~18~~22

Remuneration of Directors	~~21~~25

Powers and Duties of the Board of Directors	~~22~~25

Operations of the Board of Directors	~~22~~26

Committees of the Board of Directors	~~24~~28

Audit Committee	~~25~~29

Signature and Minutes	~~25~~29

Director-Emeritus	~~26~~30

Translated from the Hebrew

E. CEO	~~27~~31

F. DIVIDEND, RESERVE FUND AND CAPITALIZATION	~~28~~31

Dividend	~~28~~31

Reserve Fund	~~29~~33

Capitalization	~~29~~34

G. AUDITING AND NOTICES	~~31~~36

Auditing and Internal Auditor	~~31~~36

Notices	~~32~~36

H. EXEMPTION, INSURANCE AND INDEMNIFICATION OF OFFICERS	~~32~~37

I. MISCELLANEOUS	~~34~~39

Amendment of the Articles of Association	~~34~~39

Special ~~Purchase~~Tender Offer	~~35~~40

Translated from the Hebrew

A. INTRODUCTION

Interpretation

1.	In these Articles of Association, the words which appear in the first column in the table set forth below shall be interpreted in accordance with the interpretation which is given to them on the same line in the second column thereof. This shall apply as long as the text or context of the matter does not include any statement which contradicts said meaning or which is not consistent therewith.

Words	Interpretations
“the Company”	Teva Pharmaceutical Industries Ltd.

“the Companies Law”	The Companies Law, ~~Hatashnat~~ 5759-1999, and any other law which shall replace or amend it and which shall apply to the Company and ~~which shall~~ be in force at the time in question.

“these Articles”	The Articles of Association of the Company, as they are set forth in this document or as they shall be in force from time to time.

“the Directors”	The Directors, or, in the case of fewer than two, the Director of the Company at the time in question.

“the Board of Directors”	The Board of Directors established pursuant to these Articles of Association.

“the Registered Office”	The registered office of the Company at any time.

“the Register”	The register of the shareholders in the Company, which must be maintained pursuant to the provisions of the Companies Law.

“~~M~~month”	A Gregorian calendar month.

“~~Y~~year”	A Gregorian calendar year.

Translated from the Hebrew

“CEO”	A General Manager pursuant to the provisions of the Companies Law.

“the Accountant”	An ~~A~~auditing ~~A~~accountant pursuant to the provisions of the Companies Law.

“Officer”	As per its definition in the Companies Law.

“the Securities Law”	The Securities Law, 5728-1968, or any other law which shall replace or amend it and which shall apply to the Company and be in force at the time in question.

“Additional Register”	As defined in Article 17 below.

“Annual Meetings”	As defined in Article 33 below.

“Special Meetings”	As defined in Article 33 below.

“Proposing Shareholder(s)”	As defined in Article 37 below.

“Proposal Request”	As defined in Article 37 below.

“Authorized Person”	As defined in Article 51 below.

“Three-Year Term”	As defined in Article 60 (c) below.

“Removed Director”	As defined in Article 64 (a) below.

The Hebrew version of these Articles shall be the sole binding version.

Writing shall be deemed to include printing and lithography and any other means of setting down words in a visible form. Words which are in the singular form shall be deemed to include the plural form, and vice versa. Words which are in the masculine gender shall be deemed to include the feminine gender, and vice versa. Words which apply to individual persons shall be deemed to include incorporated entities, unless specified otherwise.

With the exception of that set forth above, the words and expressions in these Articles shall have the same meaning as that given to them in the Companies Law, unless they conflict with the content or the subject of that set forth in writing.

Translated from the Hebrew

Objectives and Purpose of the Company

2.	The purpose of the Company is to engage in any lawful endeavor.

3.	The Company's center of management shall be in Israel, unless the Board of Directors shall otherwise resolve, with a majority of three quarters of the participating votes.

4.	The Company is entitled to contribute a reasonable amount to a worthy cause, even if the contribution does not fall within the framework of its business objectives.

Limitation of Liability

5.	The liability of the shareholders is limited to ~~redemption~~the payment of the par value of their shares.

B. CAPITAL OF THE COMPANY

Capital Structure

6.	The registered share capital of the Company is NIS 250,000,000 (two hundred and fifty million New Israeli Shekels) consisting of 2,500,000,000 shares of NIS 0.1 par value each, divided as follows:

2,499,575,693	Ordinary Shares, par value NIS 0.1 per share

424,247	Ordinary “A” Shares, par value NIS 0.1 per share

60	Deferred ~~s~~Shares, par value NIS 0.1 per share.

7. (a)	The ~~o~~Ordinary ~~s~~Shares at a par value of NIS 0.1 ~~NIS~~ per share and the ~~Class~~Ordinary “A” ~~ordinary s~~Shares at a par value of NIS 0.1 ~~NIS~~ per share shall confer upon the holders thereof equal rights with regard to the receipt of dividends, the receipt of bonus shares and the distribution of Company property during liquidation.

(b)	In addition, the ~~o~~Ordinary ~~s~~Shares at a par value of NIS 0.1 ~~NIS~~ per share shall confer upon the holders thereof equal rights with regard to voting and the right to appoint directors, including pursuant to the provisions of Articles ~~59~~49 and 60 below. The ~~Class~~Ordinary “A” ~~ordinary s~~Shares at a par value of NIS 0.1 ~~NIS~~ per share shall not confer upon the holders thereof any rights whatsoever with regard to voting and the right to appoint directors.

Translated from the Hebrew

8.	The ~~d~~Deferred ~~s~~Shares at a par value of NIS 0.1 ~~NIS~~ per share shall not confer upon the holders thereof any rights, except for the right to be reimbursed in the amount of the par value thereof upon liquidation.

9.	Should the share capital, at any time whatsoever, be divided into different types of shares, it shall be permissible to change the rights of any such type (unless otherwise set forth in the terms of issue of the shares of that type) after having obtained the consent, in writing, of all of the shareholders of the shares that have been issued of that type, or following the adoption of a resolution, by a majority of three-quarters of the participating votes, at a meeting of the shareholders of that type. The provisions of these Articles with regard to General Meetings shall also apply, mutatis mutandis, with regard to such a meeting.

10.	The Company is entitled, subject to the provisions of the Companies Law, to issue redeemable preferred shares or redeemable securities, pursuant to the terms and in the manner which shall be set forth by the Company at a General Meeting, and to redeem said shares or securities. The Company shall be entitled to decide upon the establishment of a fund or funds for the purpose of redemption of redeemable preferred shares or of other redeemable securities, in whole or in part, and to decide upon the amounts which shall be allocated to said fund or funds and the sources from which said amounts shall be allocated.

11.	The shares shall be under the supervision of the Board of Directors, which shall be entitled, subject to the provisions of the Companies Law, to issue them, to grant option rights for the purchase thereof, or to confer them in any manner to such persons, subject to such reservations and at such times as the Board of Directors shall see fit – provided, however, that no share whatsoever shall be issued at less than its par value, other than pursuant to the provisions of the Companies Law.

12.	The Company is entitled, at any time, to pay a commission to any person who shall underwrite, or shall agree to underwrite (whether absolutely or conditionally), shares or bonds of the Company, or who shall obtain the commitment of an underwriter, or shall agree to obtain the commitment of an underwriter (whether absolutely or conditionally), with regard to shares or bonds of the Company.

However, should the commission with regard to the shares be paid, or be payable, out of capital, the legal conditions and requirements concerning such payment shall be preserved and upheld. The commission may be paid in cash, in shares or in bonds of the Company, or by way of any two or of all three of said means.

13.

Unless otherwise stipulated in these Articles, the Company shall be entitled to consider the registered holder of any share to be the absolute holder of said share, and accordingly, shall not be obligated to recognize any claim in equity or any

Translated from the Hebrew

claim on any other basis which may be filed by any other person with regard to such a share or with regard to any benefit related to such a share, unless it shall have been instructed to do so by a competent court of law or shall be required to do so by virtue of the provisions of the Companies Law or by virtue of the provisions of any other law.

Share Certificates

14.	The share certificates shall be issued by the Company and shall bear the properly affixed signature of two Directors, or of any two of the following: A Director, the C~~hief~~ E~~xecutive~~ O~~fficer~~, the Chief Financial Officer, the Treasurer or the Company Secretary. Each shareholder shall be entitled to receive, free of charge, one certificate with respect to the shares which are registered in his or her name, or, with the approval of the Board of Directors (against payment of a price which shall be determined by the Board of Directors from time to time), a number of certificates, each of which shall be issued with respect to one or more of the shares which are held by him or her~~;~~. The Company shall issue the certificates with respect to fully paid-up shares within one month of the date of the issue thereof, or within one month of the date of receipt of the total consideration with respect thereto, or within one month of the date on which the Company shall have been provided, pursuant to the provisions of the Companies Law and of these Articles, with the certificate of transfer of the fully paid-up shares with respect to which the share certificate is requested. Each share certificate shall designate the numbers of the shares with respect to which it was issued ~~and the amount which was paid for said shares~~.

15.	Should any share certificate become mutilated or defaced, then, following the submission of said certificate to the Secretary of the Company, the Board of Directors or the Secretary of the Company shall be entitled to instruct that said certificate shall be canceled and a new certificate shall be issued in its stead~~;~~. Should a share certificate become lost or destroyed, then, following the submission of evidence to the satisfaction of the Board of Directors or the Secretary of the Company, and following the submission of such guarantee of indemnification and compensation for damages as the Board of Directors or the Secretary of the Company shall see fit to require, another certificate shall be delivered in its stead to the person who is entitled to the certificate which became lost or destroyed, against such payment as shall be determined by the Board of Directors or the Secretary of the Company from time to time.

16.	A share certificate which is registered in the names of two or more persons shall be delivered to that person whose name is listed first in the Register or in an Additional Register.

Translated from the Hebrew

Transfer and Endorsement of Shares

17.	The Company shall maintain Registers according to the Companies Law, and in addition, it is entitled to maintain additional registers of shareholders outside Israel (hereinafter: “Additional Register”).

18.	No transfer of any share shall be registered unless a certificate of transfer shall have been submitted to the Company, in the usual form or in a form which shall be set forth by the Board of Directors or the Secretary of the Company from time to time. Shares of more than one type shall not be included in the same certificate of transfer. A certificate of transfer of any share shall be signed by the transferor and the transferee, or by persons on their behalf. The Board of Directors or the Secretary of the Company, at their sole discretion, is entitled to decide that, in cases of transfer of fully paid-up shares, the certificate of transfer shall be signed by or on behalf of the transferor alone. In addition, the Board of Directors or the Secretary of the Company, at their sole discretion, are entitled to decide that there shall be no need for the signature of a witness in order to validate the signatures which appear on the certificate of transfer.

The transferor shall be deemed to be the holder of a transferred share until the name of the transferee shall have been registered in the Register with regard to said share. With regard to shares which are registered in an Additional Register, a certificate of transfer may be drawn up in the form, and may be signed in the manner, which shall be permitted or customary, according to the Companies ~~l~~Law or prevailing procedure, in the country in which the Additional Register is maintained.

19.	Each certificate of transfer shall be handed in for registration at the Registered Office, or the office where an Additional Register of the Company is maintained (whichever is relevant), or in any other place, as the Board of Directors or the Secretary of the Company shall set forth from time to time. The share certificates with respect to the transferred shares, and any other evidence which the Board of Directors or the Secretary of the Company shall require, in order to prove the transferor’s right of ownership or his or her right to transfer the shares, shall be attached to said certificate of transfer.

20.	The Board of Directors is entitled to refuse to register or to confirm the transfer of shares, until the shares whose transfer is desired or any thereof shall have been fully paid up. The fact of whether or not the refusal applies to a transferee who is the holder of a share in the Company shall have no relevance.

Translated from the Hebrew

21.	The executors of the will or of the estate of an individual shareholder who has died – or, in cases where there are no executors of a will or of the estate, the persons who have been declared by a competent court of law to hold a right of benefit, in the capacity of the heirs of said individual shareholder who has died – shall be the only persons who shall be recognized by the Company as the holders of a right in any share which is registered in the name of the deceased individual. Should a share be registered in the names of two or more shareholders, the Company shall recognize only the surviving partner or the surviving partners, or the executors of the will or of the estate of the last partner to have died, as the holders of a right in said share, and, should there be no executor of a will or of the estate (of the last deceased partner), the Company shall recognize, as the holders of a right in said share, only the persons who have been declared by a competent court of law to hold a right of benefit, in the capacity of the heirs of the last deceased partner.

22.	Any person or entity that has become entitled to a share as the result of the ~~demise~~death or bankruptcy of a shareholder shall be entitled – after having provided such evidence as the Board of Directors or the Secretary of the Company shall require of that person or entity from time to time – to be registered as a shareholder with respect to said share, or, instead of being personally registered as a shareholder, to perform any transfer which the deceased or bankrupt shareholder could have performed. However, in any such case, the Board of Directors shall be entitled to refuse or to delay registration, as it would have been entitled to do in the case of transfer of the share by the deceased shareholder prior to his or her death, or by the bankrupt shareholder prior to the occurrence of the bankruptcy.

23.	Any person or entity that has become entitled to a share as the result of the ~~demise~~death or bankruptcy of a shareholder shall also be entitled to the same dividends and other rights to which said person or entity would have been entitled, had said person or entity been the registered holder of said share. However, prior to being registered as a shareholder, said person or entity shall not be entitled, with respect to said share, to benefit from any right which is granted to shareholders with regard to General Meetings of shareholders in the Company.

Bearer Share Warrants

24.	The provisions of the sections that appear in this chapter, hereinafter, shall apply solely and exclusively with regard to bearer share warrants which were issued prior to the year 2001.

25.

A bearer share warrant shall entitle the holder thereof to the shares which are registered therein. These shares shall be transferable by way of delivery of the actual share warrant. The provisions of these Articles ~~of Association~~ with regard to

Translated from the Hebrew

the transfer and endorsement of shares shall not apply to shares which are included in these share warrants. The holder of a bearer share warrant who shall return the share warrant to the Company for the purpose of its cancellation, and who shall pay the amount which shall be determined by the Board of Directors for this purpose from time to time, shall be entitled to have his or her name registered in the Register as the holder of the shares which had been included in the share warrant which was returned, in accordance with that which has been set forth~~,~~ above.

26.	The holder of a bearer share warrant is entitled to deposit the share warrant in the Registered Office during its business hours, and, as of two business days from the date of deposit and thereafter, as long as said share warrant remains deposited as stated above, the depositor shall be entitled to receive notices from the Company, in the manner in which such notices are given to the holders of registered shares, to sign a demand for the convocation of a General Meeting of the Company, to participate in any General Meeting of the Company, to vote therein, and to exercise the remaining rights which are granted to any shareholder at any General Meeting which is convened, as if his or her name were registered in the Register as the owner of the shares which are included in the deposited share warrant, provided that the shares are of a type which confers such rights upon the registered holder thereof. Only one person shall be recognized as the depositor of any specific share warrant.

27.	With the exception of those cases which have been explicitly set forth within the framework of these Articles ~~of Association~~, no person, by virtue of his or her being the holder of a bearer share warrant, shall be entitled to sign a demand for a convocation of a General Meeting of the Company, and no such person shall be able to appear at a General Meeting or to vote therein, or to make use of any other rights pertaining to a shareholder at ~~the~~a General Meeting~~s~~ of the Company. However, the holder of a bearer share warrant shall be entitled, ~~from~~in all other aspects, to all of the rights as if his or her name were registered in the Register as the owner of the shares which are recorded in the share warrant.

28.	The Board of Directors shall be entitled, should it see fit to do so, to establish, from time to time, rules and conditions pursuant to which the holder of a bearer share warrant which became mutilated, lost or defaced shall be registered in the Register as the owner of the shares which had been included in the share warrant which became mutilated, lost or defaced.

Increase and Issue of the Registered Capital

29. (a)	The Company shall be entitled, from time to time, pursuant to a resolution to be passed by the General Meeting of shareholders, to increase the share

Translated from the Hebrew

capital of the Company, by means of such type and in such amount, which shall be divided into shares of such par value, as shall be determined in the resolution as stated above.

(b)	Without derogating from any special rights or privileges which are granted to any existing shares in the share capital of the Company, the new shares shall be issued pursuant to such terms, subject to such reservations, and in accordance with such advantages and rights as shall apply to those shares, all as set forth in the resolution concerning the issue thereof. The Company shall be entitled to issue shares with preferred rights, deferred rights or limiting rights with regard to dividends, the return of capital, or participation in surplus assets or otherwise– with special rights or without special rights, including with or without voting rights.

30.	The Company shall not be obligated to offer any new shares whatsoever to the holders of existing shares of any type and kind.

31.	Unless otherwise set forth in the terms of issue of the shares, or in the provisions of these Articles, any capital which shall be obtained by means of the creation of new shares shall be deemed to constitute part of the original share capital, and shall be subject to the provisions of these Articles in all matters concerning calls for payment and installments in connection therewith, transfer, endorsement, forfeiture, encumbrance and the like.

Change in the Registered Capital

32.	The Company shall be entitled, from time to time, pursuant to a resolution to be passed by the General Meeting of shareholders:

(a)	To consolidate its share capital or any part thereof, and to divide it into shares of par value per share which is higher than that of its existing shares; or

(b)	To subdivide its existing shares, in whole or in part, into shares of par value per share which is lower than that of its existing shares, subject to that set forth in the provisions of the Companies Law; or

(c)	To cancel shares with respect to which, as at the date of said resolution, no obligation – including a contingent obligation – on the part of the Company to issue such shares exists, and to reduce the share capital by the amount of the shares canceled as set forth above; or

Translated from the Hebrew

(d)	To reduce the share capital of the Company and any capital fund, by any means which it shall see fit, subject to all of the conditions and approvals which shall be required by any law.

C. GENERAL MEETINGS

33.	The Company shall hold two types of General Meetings of its shareholders: “Annual Meetings” and “Special Meetings”: An Annual Meeting shall be convened once a year, on a date which shall be set by the Chair of the Board of Directors or by the Secretary of the Company, but no later than 15 months after the last Annual Meeting, and in a place which shall be determined by the Chair of the Board of Directors or by the Secretary of the Company~~;~~. All of the other General Meetings of the Company shall be referred to as “Special Meetings”. All of the General Meetings of the Company shall be convened in Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles.

34.	Whenever the Board of Directors shall see fit, it shall be entitled to convene a Special Meeting according to its resolution. In addition, the Board of Directors shall convene such a meeting upon the demand of two Directors or one-quarter of the Directors serving in office, and upon the demand of one or more shareholders holding not less than five percent of the issued capital and one percent of the voting rights in the Company, or one or more shareholders holding at least five percent of the voting rights in the Company, provided however, that a demand by a shareholder as aforesaid shall comply with all of the requirements of a “Proposal Request” set forth in Article 37(b) (with the demanding shareholder being considered a “Proposing Shareholder” for this purpose); and, should the Board of Directors fail to do so, the demanding director(s) or shareholder(s) shall be entitled to convene the meeting himself/themselves, pursuant to the provisions of the Companies Law.

~~35.    Notice, at least 30 days in advance, shall be published pursuant to the Law and shall be delivered to each shareholder who is registered in the Register or in the Additional Registers, with regard to each General Meeting. The notice shall set forth the agenda and the proposed resolutions; should a vote in writing be scheduled, the arrangements with regard to the vote in writing shall be stated.~~

~~36.    Failure to send notice to any shareholder or failure of any shareholder to receive notice, due to an error or as a result of a mishap beyond the control of the Company, shall not adversely affect the validity of any resolution which shall have been adopted by the General Meeting in question.~~

Translated from the Hebrew

35.    The Company shall not be required to deliver personal notices (‘Hodaa’) of a General Meeting or of any adjournment thereof to any shareholder.

36.    Without derogating from the provisions of Article 35 above, the Company will publish its decision to convene a General Meeting in any manner reasonably determined by the Company, including, without limitation, by publishing a notice in one or more daily newspapers in Israel or in one or more international wire services and any such publication shall be deemed to have been duly given and delivered on the date of such publication.

Deliberations at General Meetings

37.	(a)	The function of the Annual Meeting shall be in accordance with that set forth in the Companies Law, and also to receive the Statement of Profit and Loss, the Balance Sheet, the usual reports of the Board of Directors and the Accountant, and to deliberate upon said reports, to appoint Directors pursuant to the provisions of these Articles, to appoint the Accountant, to set the salary of the Directors ~~and the Accountant~~, and to deal with any other matter which should be dealt with at an Annual Meeting pursuant to these Articles. Any other matter which is discussed at an Annual Meeting, and any matter which is discussed at a Special Meeting, shall be deemed a special matter.

	(b)	A shareholder (including two or more shareholders that are acting in concert, “Proposing Shareholder(s)”) holding at least one percent of the voting rights in the Company may request, subject to the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a “Proposal Request”) to the Secretary of the Company and the Proposal Request complies with all the requirements of these Articles, including this Article 37(b) and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any General Meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Registered Office no later than 14 days after the date of first publication by the Company of its annual consolidated financial statements preceding the Annual Meeting at which the shareholders are to receive the consolidated financial statements for such year.

Translated from the Hebrew

The Proposal Request shall set forth (i) the name, business address, telephone number and fax number or email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity, (ii) the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from the holder of record or authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of receipt by the Company of the Proposal Request, (iii) any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request, (iv) the Proposing Shareholder’s purpose in making the Proposal Request, (v) the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a statement in support of the Proposing Shareholder’s proposal included in the Company’s proxy statement, if provided or published, a copy of such statement, which shall not exceed 500 words, (vi) a statement signed by the Proposing Shareholder of whether the Proposing Shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) if the proposal is to nominate a candidate for election to the Board of Directors at an Annual Meeting, the Proposal Request shall also include (A) a declaration signed by the nominee and any other information required under the Companies Law, (B) to the extent not otherwise provided in the Proposal Request, information in respect of the nominee as would be provided in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (C) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or external director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, (D) details of all relationships and understandings between the Proposing Shareholder and the nominee, and (E) a statement signed by the nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors, and (viii) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules, in Israel or abroad. In addition, the

Translated from the Hebrew

Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 37 (b), and the Proposing Shareholder shall be responsible for the accuracy thereof. The parenthetical regulation headings contained in this Article 37 (b) are for convenience only and shall not be deemed a part hereof or used to limit the scope of disclosure required by this Article 37 (b). References in this Article 37 (b) to particular laws, regulations or rules shall be deemed to apply to such amended, successor or other similar laws, regulations or rules as shall apply to the Company and be in effect from time to time.

38.	Two shareholders who are present at a General Meeting, in person or by proxy or represented by their Authorized Persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. No matter shall be discussed at any General Meeting unless a legal quorum is present at said meeting at the time of commencement of the deliberations.

39.	Should no legal quorum be present half an hour after the time set for the General Meeting – whether said meeting is an Annual Meeting or a Special Meeting – the meeting shall be adjourned to one week from that day, at the same time and at the same place, or at another date, time and place as shall be set forth by the Board of Directors in a notice to all of those persons who are entitled to receive notice of General Meetings. Should no legal quorum be present at the adjourned meeting as well, half an hour after the time set for said meeting, any two shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company shall constitute a legal quorum and shall be entitled to deliberate all of the matters for the purpose of which the meeting was convened.

40.	The Chair of the Board of Directors, or, in his or her absence, the Vice-Chair of the Board of Directors, or, in his or her absence, any other person who has been appointed for that purpose by the Board of Directors, shall serve as Chair at any General Meeting. Should there be no Chair as stated above, or should he or she not have arrived at the meeting thirty minutes after the time set for said meeting, or should he or she not desire to serve as Chair of the meeting, the shareholders present shall elect another person from among themselves, and that person shall be the Chair.

41.

The Chair shall be entitled, with the consent of a General Meeting which is attended by a legal quorum, to adjourn the meeting from time to time and from place to place. However, in the course of the adjourned meeting as stated above, there shall be no deliberation on ~~other~~ matters other than those which could have been

Translated from the Hebrew

discussed at the meeting in the course of which it was decided to adjourn. No shareholder shall be entitled to receive any notice with regard to the adjournment or with regard to the matters which are on the agenda of the adjourned meeting.

42.	At any General Meeting, resolutions shall be voted upon and adopted by a show of hands, unless a vote by ballot is demanded – whether before or after the announcement of the results of the voting by a show of hands – by the Chair (if he or she is eligible to vote) or by at least two shareholders who are present, or by one or more shareholders who are present, in person or by proxy, and who hold at least five percent of the paid-up share capital of the Company. Unless a vote by ballot has been demanded as stated above, the announcement by the Chair that the resolution has been adopted, or has been adopted unanimously or by a certain majority, or has been rejected, or has not been adopted by a certain majority, and a comment registered to that effect in the minutes kept by the Company, shall constitute prima facie evidence thereof, and there shall be no need to prove the number of votes or the relative quota of votes in favor or against said resolution.

43.	Without derogating from that set forth above, resolutions of the General Meeting, on any subject whatsoever, may also be adopted by way of a vote in writing, which shall be expressed in the following form or in any other form which shall be approved by the Board of Directors or which shall be set forth pursuant to the Companies Law:

“TEVA PHARMACEUTICAL INDUSTRIES LIMITED

I, the undersigned, of , in my capacity as a shareholder of Teva Pharmaceutical Industries Limited, do hereby vote in writing, with ordinary shares which are registered in my name, at the General Meeting of shareholders in the Company which shall take place on the day of the month of in the year and at any adjourned meeting, with regard to the proposed resolutions which are set forth below, as follows:

Signed this day, the    day of the month of             in the year            .”

44.	Should a vote by ballot have been duly demanded, the voting shall be held at such a time and in such a place as the Chair shall instruct, and it shall be permissible to hold the voting immediately, or after recess or an adjournment. The results of the vote by ballot shall be deemed as a resolution of the General Meeting with regard to which the vote by ballot was demanded.

Translated from the Hebrew

45.	The demand for a vote by ballot shall not impede the continuation of the Meeting for the purpose of deliberation of any matter which is on the agenda, with the exception of the matter with regard to which the vote by ballot was demanded.

46.	A vote by ballot for the purpose of electing the Chair of the Meeting shall be neither demanded nor conducted. A vote by ballot with regard to the adjournment of the meeting, if demanded, shall be conducted immediately. A vote by ballot which has been demanded with regard to any other matter shall be held at such a time as the Chair of the Meeting shall instruct.

47.	Should the votes in favor and against be tied, whether the voting is by a show of hands or by ballot, the Chair of the Meeting shall be entitled to an additional casting vote.

48.	Any resolution of the Company which is adopted at a General Meeting shall be deemed a resolution duly adopted if it has been adopted by simple majority of the participating votes, as long as there is a legal quorum at said meeting, unless another majority is required pursuant to the Companies Law or to these Articles.

Votes by the Shareholders

49.	Subject to, and without derogating from, the existing rights or limitations with regard to any specific type of shares which constitute part of the Company’s capital, each shareholder – irrespective of whether the voting is by a show of hands or by ballot – shall be entitled to one vote with respect to each share held by him or her.

50.	In the case of joint holders of a share, either of the registered shareholders who is present, in person or by proxy, at a General Meeting is entitled to vote at that Meeting as if he or she were the sole holder of the shares jointly registered as stated above. However, should two or more joint shareholders be present, themselves or by proxy, at any General Meeting, the vote of the partner whose name is listed first in the Register shall be the sole allowable vote, and that partner alone shall be entitled to vote, whether in person or by proxy, with respect to the share jointly registered as stated above.

51.	The shareholders who are eligible to vote may do so in person or by proxy or by way of a vote in writing, and if the shareholder is a corporation – through an empowered person who shall have been duly appointed for the purpose (hereinafter: “Authorized Person”). The document of appointment of a proxy shall be drawn up in writing and signed by the appointing person or by that person’s agent who shall have been duly appointed in writing for that purpose. If the shareholder is a corporation, the authorization of an Authorized Person shall be drawn up in writing and signed pursuant to the ~~Memorandum and Articles of Association~~charter documents of the appointing corporation.

Translated from the Hebrew

52.	One person may be appointed as proxy for several shareholders.

53.	A proxy or an Authorized Person may also be a person who is not a shareholder in the Company.

54.	A document of appointment of a proxy, a power of attorney, a vote in writing, a certificate of ownership or any other document pursuant to which a document of appointment, a vote in writing, or a certificate of ownership is signed, or a copy of any such document, shall be deposited at the Registered Office no less than four (4) days before the date and time set for the convocation of the Meeting at which the person whose name is set forth in the document of appointment shall seek to vote. Should this not be done, the document as set forth above shall not be valid unless otherwise decided by the Chair of the Meeting.

55.	Should a proxy or an Authorized Person vote in accordance with the terms of his or her document of appointment, his or her vote shall be valid, even if, prior to the voting, the person who appointed the proxy or the Authorized Person dies or becomes insane, or the appointment is canceled, or the share by virtue of which the proxy or the Authorized Person voted is transferred to another person, unless notice in writing with regard to the ~~demise~~death, insanity, cancellation or transfer as set forth above, shall have been given, prior to the voting to the Secretary of the Company or to the Chair of the Meeting at which the voting took place.

56.	A shareholder who is incompetent, or with regard to whom a court of law which is competent to do so has issued a guardianship order, shall be entitled to vote, whether by a show of hands or by ballot, through his or her guardian or through another person, fulfilling the role of such a guardian, who has been appointed for this purpose by a court of law as stated above, and any such guardian or other person as stated above shall be entitled to vote whether personally or by proxy.

57.	The document of appointment of a proxy or an Authorized Person shall be drawn up in the following form or in any other form which shall be approved by the Board of Directors or the Secretary of the Company.

Translated from the Hebrew

“TEVA PHARMACEUTICAL INDUSTRIES LIMITED

I, the undersigned,             of             , in my capacity as a shareholder of Teva Pharmaceutical Industries Limited, do hereby appoint             of             as my proxy, to vote in my name and in my stead, at the General Meeting of shareholders in the Company which shall take place on the             day of the month of             in the year             and at any adjourned meeting.

            Signed this day, the             day of the month of             in the year             ,

”

Translated from the Hebrew

D. THE BOARD OF DIRECTORS

58.	(a)	The maximum number of Directors of the Company shall be ~~16~~18 Directors ~~who shall be elected pursuant to Article 60 below, plus the~~. Such maximum number ~~of~~ includes the two external Directors ~~who shall~~required to be appointed as of the date of the adoption of this Article pursuant to the Companies Law and the CEO if appointed as a Director in accordance with Article 60 (a). The Board of Directors is entitled, at any time and from time to time, to change the maximum number of Directors as stated above, subject to a majority of three-quarters of the persons voting, as long as the number of the Directors who are voting in favor of said resolution is no fewer than nine, by changing the number of Directors as set forth in Article 60 (b) below to any number that is not less than 15 and whose division by 3 is an integer. Should the Board of Directors have changed the number of Directors as set forth above, the number of members of each of the groups set forth in Articles 60 (c) and 60 (d) below shall be changed accordingly.

(b)	The minimum number of Directors on the Board of Directors shall be 3 (three).

(c)	The appointment of additional external Directors, if appointed, beyond the two that are required to be appointed as of the date of adoption of this Article pursuant to the Companies Law, shall be on account of the number of Directors elected pursuant to Article 60 (b) below; however, such additional external directors shall not be designated into any one of the groups detailed therein.

59.	(a)	A Director shall not be required to hold any shares whatsoever in the Company.

(b)	A corporation is not qualified to serve as a Director of the Company.

(c)	The majority of the members of the Board of Directors shall be residents of Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles.

Translated from the Hebrew

Appointment and Retirement from Office

60.	(a)	The Board of Directors shall be entitled, at any time and from time to time, to appoint the CEO as a member of the Board of Directors.

Should the Board of Directors not determine the term of office of the CEO as a Board Member, such CEO shall serve as a member of the Board until the next annual meeting and may be re-~~elected~~appointed.

(b)	The Annual Meeting shall be entitled to elect, in the manner and for the periods of time which are set forth below in this Article, 15 Directors, who shall be divided into three ~~equal~~ groups. Each of the groups shall be as nearly equal in number as possible. The provisions of this Article set forth below shall not apply to the CEO, who serves as a member of the Board of Directors by virtue of the provisions of subsection (a) above, in the event that he so serves, nor to the two external Directors who are required to be appointed as of the adoption of this Article pursuant to the provisions of the Companies Law.

(c)	At the Annual Meeting, which shall take place in 2002, at which the Directors shall be elected pursuant to the provisions of this Article, in its present wording, the Directors shall be elected and/or shall continue to serve, as relevant, for various periods of time, as follows:

1.	The members of the first group of 5 Directors shall be elected to serve in office on a continuous basis, until the third Annual Meeting which shall be held following the date of their election (hereinafter: “Three-Year Term”).

2.	The members of the second group of 5 Directors who have been elected at the Annual Meeting, which took place in 2001, and whose serve is due to conclude at the third Annual Meeting, following the date of their election.

3.	The members of the third group of 5 Directors shall be elected to serve in office on a continuous basis until the first Annual Meeting which shall be held following the date of their election.

(d)

At each Annual Meeting following the Annual Meeting that will take place in 2002, the General Meeting shall be entitled to elect up to 5 Directors, who shall be elected for a Three-Year Term to replace the Directors whose term in office has expired as of that Annual Meeting, and so on ad infinitum, so that

Translated from the Hebrew

the Directors who shall be elected as stated above shall serve for Three-Year Terms, and so that, each year, the term in office of one of the groups of Directors shall expire.

(e)	The nomination of candidates for election as Directors may be made by the Board of Directors (in accordance with the recommendations of the Nominating Committee appointed by the Board of Directors). A shareholder interested in proposing the nomination of certain candidate(s) for consideration by the Nominating Committee as aforementioned shall submit his or her proposal in writing to the Registered Office no later than 14 days after the date of first publication by the Company of its annual consolidated financial ~~results, in respect of~~statements preceding the Annual Meeting at which the shareholders are to receive the consolidated financial statements for such year. Any proposal by a shareholder as set forth above shall include all of the information required by Article 37 (b).~~following particulars: (i) the name and address of the nominating shareholder and a detailed listing of the number of shares held by him or her and authorization of such holding as set forth in the law; (ii) particulars with regard to the candidate(s) for appointment as Director(s), such as would have been required in a Notice of Position filed on behalf of the Board of Directors with regard to the nomination of candidate(s) to the Board of Directors; (iii) approval attesting to the consent of the candidate(s) to serve on the Board of Directors of the Company; (iv) a detailed listing of all of the relationships and understandings which exist between the nominating shareholder and the candidate(s) on his or her behalf; (v) a notice stating whether the nominator intends to send the remaining shareholders a Notice of Position with regard to the appointment of the candidate(s) on his or her behalf.~~

(f)	Should the number of members of any group of ~~the~~such three groups ~~listed in subsection (c) above~~ become less than the maximum number of members (as this number shall have been changed by the Board of Directors pursuant to Article 58 (a) above – should it ~~so~~ have been so changed), the Board of Directors shall be entitled, at any time and from time to time, to appoint, within the framework of the maximum number as stated, Directors who shall serve until the expiry of the term of office of the members of the group in question.

61.	The Directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board of Directors. However, should the number of Directors, at the time in question, become less than the minimum set forth in these Articles, the remaining Directors or the remaining Director shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board of Directors or of convening a General Meeting, but not for any other purpose.

Translated from the Hebrew

62.	Any Director who shall have retired from his or her office shall be qualified to be re-appointed – unless a limitation affecting his or her appointment as a Director shall exist pursuant to the provisions of the Companies Law.

63. (a)	The office of a Director shall fall vacant~~,~~ prior to the expiry of his or her term in office~~,~~ only ~~if~~:

(1)	If he or she has died;

(2)	If he or she has been declared bankrupt or has ceased to make payments or has come to a compromise arrangement with his or her creditors;

(3)	If he or she has been declared incompetent or has become mentally ill;

(4)	If he or she has resigned his or her office by way of notice in writing to the Company;

(5)	If he or she has been removed from office pursuant to Article 64 below;

(6)	If he or she has been convicted of an offense which, pursuant to the provisions of the Companies Law, ~~incurs~~requires the expiry of his or her term in office;

(7)	In accordance with a decision by a court of law, pursuant to the provisions of the Companies Law; or

(8)	For any other reason mandated by applicable law.

(b)	The Board of Directors shall be entitled to appoint, as a replacement for a Director whose office has fallen vacant pursuant to subsections (1) to (4), (6) ~~and~~to (~~7~~8) of subsection (a) above, another Director, who shall serve in office until the date on which the term in office of his or her predecessor would have expired, had said office not fallen vacant as stated.

(c)	Any person or persons who are competent to appoint and/or to elect a Director pursuant to the provisions of these Articles shall be entitled to determine that the said appointment/election shall enter into force at some future date.

64. (a)	Should any Director violate a duty of care or a duty of ~~a fiduciary duty~~loyalty to the Company, the General Meeting shall be entitled to remove that Director from office prior to the expiry of his or her term in office (hereinafter: the “Removed Director”), provided that the Removed Director shall be given a reasonable opportunity to state his or her case before the General Meeting.

Translated from the Hebrew

(b)	Should a Director have been removed from office as set forth in subsection (a) above, the General Meeting shall be entitled, in the same session, to elect another Director in his or her stead. Should it fail to do so, the Board of Directors shall be entitled to do so, pursuant to the provisions of Article 60 (f) above.

(c)	Any Director who shall have been appointed by way of a resolution as stated in subsection (b) above, shall serve in office for the period remaining of the term in office of the Removed Director and shall be qualified to be re-appointed.

Remuneration of Directors

65. (a)	The remuneration of the Directors shall be set in an amount which shall be determined by the General Meeting from time to time, and this remuneration shall be distributed among the Directors pursuant to the instructions of the General Meeting, or, in the absence of said instructions, in equal shares. The Directors shall be entitled to be reimbursed, for board and lodging at a reasonable rate, and for other expenses which they shall expend for the purpose or in the course of performance of their duties as Directors, including travel expenses to and from sessions of the Board of Directors.

(b)	Should any of the Directors, pursuant to a resolution of the Board of Directors, perform special duties or services over and above his or her regular duties as a Director, the Board of Directors shall be entitled to pay said Director a remuneration, and said remuneration shall be paid to said Director in the form of a salary, a fee, or in any other manner which shall be agreed to by the Board of Directors.

(c)	A Director shall be entitled to perform another duty or to hold another office in the Company (except for the office of Accountant, Internal Auditor or attorney for the Company) on a salaried basis, in addition to his or her duties as a Director, pursuant to such terms, with regard to salary and other matters, as shall be determined by the Board of Directors.

Powers and Duties of the Board of Directors

66.

The Board of Directors shall formulate Company policy and shall supervise the performance of the duties and operations of the CEO. Any power of the Company which has not been conferred upon another organ pursuant to the Companies Law

Translated from the Hebrew

or to these Articles may be exercised by the Board of Directors. However, this power of the Board of Directors shall be subject to the provisions of these Articles and the provisions of the Companies Law, provided that no provision which shall be enacted by the Company shall revoke the validity of any action which had previously been taken by the Board of Directors and which would have been legal, had it not been for that set forth in this Article.

Operations of the Board of Directors

67.	The Board of Directors shall meet for the purpose of conducting its business, and shall be entitled to adjourn its sessions from time to time and to establish the procedure of said sessions as it shall see fit.

68.	Any question which shall arise in any of the sessions of the Board of Directors shall be settled by simple majority of all of the Directors who are voting at that session, unless otherwise set forth by another provision of these Articles. Should the votes be tied, the Chair of the Board of Directors shall be entitled to an additional casting vote.

69.	The legal quorum which shall be required for a session of the Board of Directors shall be a majority of the members of the Board of Directors then serving in office, but shall not be fewer than three Directors, unless otherwise determined in these Articles.

70.	At any session of the Board of Directors at which a legal quorum is present, the participants in that session shall be entitled to exercise all of the powers which are vested in the Board of Directors.

71.	The Board of Directors shall be entitled to elect a Chair of the Board of Directors and to determine his or her term in office, provided that the CEO shall not serve as Chair of the Board of Directors other than pursuant to the provisions of the Companies Law, provided that the CEO serves as a Director at the same time and throughout the period he serves as Chairman of the Board. Should the Board of Directors not determine the term in office of the Chair of the Board of Directors, said Chair shall serve until the next Annual Meeting and may be re-elected. Should no Chair of the Board of Directors be elected, or should the Chair not be present at any session within 30 minutes after the time set for said session, the Board of Directors shall select one of its members who shall serve as Chair of the session.

72.	The Chair of the Board of Directors shall be entitled to convene a session of the Board of Directors at any time and pursuant to the provisions of the Companies Law, or according to a request by the CEO.

Translated from the Hebrew

Should the Chair of the Board of Directors fail to convene a session of the Board of Directors within 21 days of the date on which a demand was presented to him or her by any person entitled to present a demand as stated above (hereinafter: the “Demanding Party”), or within 21 days of the date on which he or she shall have been demanded to do so pursuant to the provisions of the Companies Law, any one of the Demanding Parties shall be entitled to convene a session of the Board of Directors pursuant to the provisions of the Companies Law.

73.	Notice of sessions of the Board of Directors shall be sent by mail, or shall be delivered by hand or by fax or by telephone or by any other medium of communications to all of the Directors, ~~at least three days in advance~~a reasonable time before the applicable session, unless otherwise provided by the Companies Law. Said notice shall include a reasonable level of detail with regard to the subjects on the agenda.

74.	Failure to send notice to any Director with regard to a session of the Board of Directors, due to error, shall not adversely affect the validity of any resolution which shall have been adopted by the session in question.

75.	~~The~~ A majority of the sessions of the Board of Directors convened (as opposed to sessions held by use of means of communication) each year, but not less than four convened sessions as aforesaid each year, shall be convened in Israel, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles. Without derogating from that set forth in the opening passage of this Article, the Board of Directors shall be entitled: (i) to hold sessions through the use of any means of communication, provided that all the participating Directors can hear each other simultaneously; ~~to convene for a session without advance notice, provided that this shall be done with the consent of all of the Directors;~~ and (ii) to adopt resolutions ~~even~~ without ~~physically meeting~~convening a session, provided that this method of adoption without convening a session for this purpose shall be ~~done with the consent of~~approved by all of the Directors who are eligible to participate in the deliberations and to vote on the matter addressed by the resolutions and that the resolutions themselves shall be adopted by the applicable majority of Directors required by the Companies Law and these Articles~~; all pursuant to the provisions of the Law~~. Should ~~a~~ resolutions be adopted without ~~physically meeting~~convening a session as stated in subsection (ii) above, the Chair of the Board of Directors shall sign the minutes pertaining to the resolutions, and there shall be no need to append the signatures of the remaining Directors to said minutes.

Translated from the Hebrew

Committees of the Board of Directors

76.	(a)	The Committees of the Board of Directors shall be composed of one or more Directors. Subject to the provisions of the Companies Law, ~~T~~the Chair of the Board of Directors shall be entitled, from time to time, to join any Committee of the Board of Directors, as a member of said Committee. The Board of Directors shall be entitled, from time to time, to transfer any of its powers to the Committees of the Board of Directors. Notwithstanding, the Board of Directors shall not be entitled to delegate any of its powers to the Committees as stated above, other than for the purpose of recommendation only, with regard to the following topics:

(1)	Determining general Company policy;

(2)	Distribution, other than by way of purchase, of shares of the Company in accordance with the framework previously set forth by the Board of Directors;

(3)	Establishing the position of the Board of Directors in a matter which requires the approval of the General Meeting, or stating an opinion with regard to a special purchase offer;

(4)	The appointment of Directors, if the Board of Directors is entitled to appoint them;

(5)	The issue of shares or of securities which are convertible to shares or which may be realized as shares, or of a series of bonds, other than the issue of shares following the realization or conversion of Company securities;

(6)	Approval of financial statements;

(7)	Approval by the Board of Directors for transactions and operations which require approval by the Board of Directors, pursuant to Sections 255, 268 to 270 and 272 to 275 of the Companies Law.

To preclude all doubt, the Board of Directors is entitled to transfer its power to authorize a transaction which is not ~~irregular and~~an extraordinary transaction which complies with that set forth in Section 270 (1) of the Companies Law, to a Committee of the Board of Directors.

(b)	~~In spite~~Notwithstanding the provisions of ~~that which has been set forth in~~ subsection (a), above, the Board of Directors shall be entitled to delegate any of its powers to the Committees of the Board of Directors, including those matters set forth in subsection (a) above, to the extent permitted by~~pursuant to the provisions of~~ the Companies Law.

Translated from the Hebrew

(c)	Any Committee which has been composed as stated above shall be obligated, when making use of the powers vested in it, to comply with all of the rules which shall be set forth by the Board of Directors. The office of a member~~s~~ of a Committee shall fall vacant upon the termination of the member’s office as a Director, upon his or her resignation from the Committee or upon his or her removal by the Board of Directors from the Committee for any reason. ~~continue to serve in office until their replacements shall have been duly appointed or elected pursuant to these Articles.~~

77.	The Board of Directors shall be entitled to appoint, for each Committee of the Board of Directors, a permanent Chair from among the members of that Committee. Should the Chair not be present within 30 minutes of the time set for a Committee session, or should there be no Chair of the Committee, those present at the session shall be entitled to elect a member from among themselves who shall serve as Chair of the session.

78.	The provisions of these Articles with regard to the sessions and procedures of the Board of Directors shall also apply, mutatis mutandis, to sessions of any Committee of the Board of Directors, with the exception of the provisions of the closing passage of Article 68 and the opening passage of Article 75, unless otherwise determined in the Companies Law or in these Articles.

Audit Committee

79.	(a)	The Board of Directors shall appoint an Audit Committee, pursuant to the provisions of the Companies Law.

(b)	The External Directors shall be members of the Audit Committee, pursuant to the provisions of the Companies Law.

Signature and Minutes

80.	The Company shall appoint, from time to time, a person whose signature, or persons whose signatures, together with the stamp of the Company or the printed name of the Company, shall bind the Company. This shall apply, whether generally or to a specific matter or specific matters, as shall be determined by the Company.

81.	The minutes of the Company shall include the following details:

Translated from the Hebrew

(a)	The appointment of any ~~o~~Officers who shall have been appointed by the Board of Directors.

(b)	The names of the Directors who are present at any session of the Board of Directors and at any session of a Committee of the Board of Directors.

(c)	The resolutions of the Board of Directors and the main points of the deliberations of the General Meetings and the sessions of the Board of Directors and of all of the Committees of the Board of Directors.

The minutes of any such session, provided that they shall be seen to have been signed by the Chair of that session or by the Chair of the subsequent session of the same entity, shall be deemed to constitute prima facie evidence of the correctness of all of the matters set forth therein.

82.	All of the operations which are performed in good faith by the Board of Directors or by a Committee of the Board of Directors, or by any person acting as a Director, shall be valid even if it shall subsequently be found that there was a deficiency in the appointment of such an entity or of such a Director, or if any or all thereof shall be deficient, just as if each of said entity or Director had been duly appointed and had been qualified to act, as required by the circumstances of the case at hand.

Director-Emeritus

83.	The Board of Directors shall be entitled, from time to time, to appoint a person who does not hold any position in the Company and who has served as a Director of the Company in the past, by way of an honorary appointment, as an advisor to the Board of Directors on such matters as shall be set forth for that purpose, from time to time, by the Board of Directors (hereinafter: “Director-Emeritus”). A Director-Emeritus shall not be an ~~o~~Officer and shall not have any powers or duties vis-à-vis the Company, the Board of Directors, or the Company’s shareholders, employees or creditors. Without derogating from the generality of that stated above, a Director-Emeritus shall not be obligated to give advice or to express an opinion in any matter whatsoever, even if he or she shall be asked to do so by the Board of Directors; a recommendation by a Director-Emeritus shall have no binding weight vis-à-vis the Board of Directors in any way; and a Director-Emeritus shall be exempt in advance from any liability which he or she might otherwise have incurred, with regard to damage as a result of the breach of the duty of care vis-à-vis the Company, the Board of Directors, or the Company’s shareholders, employees or creditors.

Translated from the Hebrew

E. CEO

84. (a)	The Board of Directors shall appoint, from time to time, a person who shall serve as the CEO of the Company, for such a duration and pursuant to such terms, including terms with regard to remuneration and/ or benefits, as the Board of Directors shall see fit.

(b)	The Board of Directors is entitled to terminate the term in office of the CEO, at any time and for any reason whatsoever.

(c)	The CEO shall be a resident of Israel throughout the entire duration of his or her term in office, unless the Company’s center of management shall have been transferred to another country in accordance with the provisions of these Articles.

(d)	The CEO shall be responsible for the day to day management of the affairs of the ~~c~~Company, within the framework of the policy that has been set forth by the Board of Directors, subject to its guidelines, and all in accordance with the provisions of the Companies ~~l~~Law.

85.	The Board of Directors shall be entitled, from time to time, as it shall see fit, to delegate to the CEO any of the powers which have been vested in the Board of Directors, with the exception of those which have been exclusively conferred upon the Board of Directors and may not be delegated pursuant to the provisions of the Companies Law. Moreover, the Board of Directors shall be entitled, from time to time, to restrict the delegation of powers, both with regard to the duration thereof and with regard to the purposes for which they shall be used, and to limit them to specific areas and to make them contingent upon specific conditions, all as the Board of Directors shall see fit. At the time of delegation of powers, as stated above, to the CEO, the Board of Directors shall be entitled to determine that said delegation shall be parallel to, or shall supplant, the respective operation of the Board of Directors. The Board of Directors shall be entitled, from time to time, to rescind or to modify the delegation of any power which shall have been delegated pursuant to this Article.

F. DIVIDEND, RESERVE FUND AND CAPITALIZATION

Dividend

86.	The Company shall be entitled to distribute a dividend pursuant to the provisions of the Companies Law, and no dividend shall bear interest; each dividend shall be

Translated from the Hebrew

determined and settled in consideration of the rights of the shareholders, if any, whose shares shall bear special rights with regard to dividends. Unless the rights are attached to any shares or unless otherwise stated in the terms of issue thereof, shares which have been paid up, in whole or in part, ~~after the beginning of the financial year in respect of which the dividend is paid~~ shall entitle the holders thereof to a dividend in a manner proportional to the amount which has been paid up, or credited as having been paid up, on the par value of said shares and to the date of payment thereof (pro rata temporis).

87.	The ~~Company~~ Board of Directors shall be entitled~~, at a General Meeting,~~ to declare ~~an annual~~, and cause the Company to pay, a dividend to the shareholders. ~~No annual dividend shall be declared which is larger than that which was proposed by the Board of Directors; however, the Company shall be entitled, at a General Meeting, to declare an annual dividend which is smaller than that which was proposed by the~~ The Board of Directors shall determine the time for payment of such dividend and the record date for determining the shareholders entitled thereto, subject to applicable law.

88.	~~A General Meeting which declares a dividend~~ The Board of Directors shall be able to adopt a resolution stating that the dividend in question shall be paid, in whole or in part, by means of the distribution of ~~the Company’s~~ cash or other assets of the Company, and in particular, by distribution of fully paid-up shares, bonds, or other securities of the Company or ~~in shares~~of any other company, or in any other manner.

~~89.~~	~~The Board of Directors shall be entitled, from time to time, to declare the distribution of an interim dividend to the shareholders, as the Board of Directors shall deem justified, pursuant to the situation of the Company and the provisions of the Law, provided that the first Annual Meeting which shall take place after the date of adoption of the resolution by the Board of Directors as stated above shall approve the resolution retroactively. The Board of Directors shall be entitled to declare the distribution of an interim dividend in cash or in any other manner.~~

~~90~~89.	The right to a dividend with respect to nominative shares, which has been declared by the Company, shall be determined in accordance with that recorded in the Register or in an Additional Register as of the date of record ~~(X-Date)~~, according to the declaration.

~~91~~90.

Unless otherwise specified, it shall be permissible to pay any dividend by check or bank transfer or payment order, which shall be sent according to the registered address of the shareholder or the person entitled to the dividend (and in the case of joint registered holders, to the shareholder whose name is first mentioned in the Register or in an Additional Register with regard to the joint ownership), or in any

Translated from the Hebrew

other manner. Any such check shall be drawn up to the order of the person to whom it is sent. The receipt of the dividend by the person who is registered in the Register or in an Additional Register as the holder of any share – or, in the case of joint holders, by any of the joint shareholders – shall constitute full, final and absolute release with regard to all payments which shall have been made with respect to said share. The Company shall be entitled to withhold tax or any other mandatory payment from any dividend payment pursuant to applicable law. The Company shall be entitled to invest all of the dividends which have not been claimed ~~for a period of one year after having been declared~~, or to use them in any other manner, for the benefit of the Company, until said amounts are claimed, and the Company shall not be deemed a trustee or fiduciary in respect thereof.

91.    Any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend shall be forfeited to the benefit of the Company; provided, however, that the Company, at its sole discretion, shall be entitled to pay any such dividend, or any part thereof, to a person who would have been entitled thereto had the same not been forfeited.

Reserve Fund

92.	The Board of Directors shall be entitled, from time to time, to allocate amounts out of the profits of the Company which may be distributed in the form of dividends, and to transfer such amounts, as it shall see fit, to an account of a fund or funds as it shall see fit. All of the amounts which shall be so transferred and so credited to the account of such a fund shall serve, at the discretion of the CEO, after having consulted with the CFO, and subject to the approval of the Board of Directors, for special purposes or for the gradual settlement of any debt or obligation of the Company or for the repair or maintenance of any of the Company’s assets or for the coverage of losses from the sale of assets or investments or the depreciation in value thereof (whether on a one-time basis or in a general manner), or, ~~subject to~~at the ~~prior approval of the Company at a General Meeting~~Board of Directors’ sole discretion, for the supplementing or payment of ~~the~~a dividend or for any other purpose which shall be appropriate for use of the Company’s profits.

93.	All of the amounts which shall have been transferred and credited to the account of any fund or funds may be used, so long as they have not been used for any other purpose pursuant to Article 92 above, for the purpose of investment, together with any other monies of the Company, in the ordinary course of business of the Company, and there shall be no need to distinguish between these investments and the investments of other monies of the Company.

Translated from the Hebrew

Capitalization

94. (a)	The ~~Company~~Board of Directors shall be entitled, at any time and from time to time, to adopt a resolution stating that any part of the amounts which are credited at that time to any capital fund or held by the Company as profits which may be distributed, shall be capitalized and shall be released for distribution among the shareholders who would have been entitled to receive them, had they been distributed as a dividend, and in the same proportion, provided that said amounts shall not be paid in cash, but shall be used to fully pay up – whether according to their par value or with the addition of any premium which shall be determined by the ~~Company~~Board of Directors – shares which have not yet been issued or bonds of the Company, which shall be issued and distributed among said shareholders and in such a proportion, as shares or bonds which have been fully paid up.

(b)	(1) In any case in which the Company shall issue bonus shares by way of capitalization of profits or funds, at a time where there shall be in circulation any securities which have been issued by the Company and which confer upon the holders thereof the right to convert said securities to shares in the share capital of the Company or options to purchase shares in the share capital of the Company (the rights of conversion or the options as stated above shall be referred to hereinafter as “the Rights”), the Board of Directors shall be entitled (in cases where the Rights, or any part thereof, shall not be adjusted in any other manner in accordance with the terms of issue thereof) to transfer to a special fund (which shall be referred to by whatever designation shall be resolved by the Board of Directors, and which shall be referred to hereinafter as “the Special Fund”) an amount which shall be equal to the nominal amount of the share capital which those persons entitled to all or part of the Rights would have received, as a result of the issue of the bonus shares, had they exploited their Rights prior to the date of record which sets forth the right to receive bonus shares, including the right to fractions of shares, and, in the case of a second or additional distribution of bonus shares – including eligibility which results from any prior distribution of bonus shares.

(2) In any case in which the Company shall issue new shares and/or, in lieu of such issue, shall cause its subsidiary to transfer existing shares in the Company which are held by said subsidiary, as a result of the exploitation of said Rights by the persons entitled thereto, in cases where the Board of Directors implemented a transfer to the Special Fund with respect to those Rights pursuant to subsection (1) above, the Company shall issue to any such holder, in addition to the shares to which he or she is entitled as a result of the exploitation of his or her Rights, a number of fully paid-up shares whose total par value shall be equal to the amount which was transferred to the Special Fund in respect of his or her ~~r~~Rights. This shall be done by means of

Translated from the Hebrew

capitalization of an appropriate amount from the Special Fund, and the Board of Directors shall be entitled to decide, at its sole discretion, on the manner of handling the Rights to fractions of shares.

(3) Following any transfer to the Special Fund, should the Rights expire, or should the period set forth for exploitation of the Rights with regard to which the transfer was implemented come to an end, before said Rights have been exploited, any amount which was transferred to the Special Fund with regard to the aforementioned unexploited Rights shall be released from the Special Fund, and the Company shall be entitled to handle any amount which shall be so released in any manner in which it would have been entitled to handle said amount, had it not been transferred to the Special Fund.

95.	For the purpose of implementation of any resolution which shall be adopted on the basis of Articles 88 or 94 of these Articles, the Board of Directors shall be entitled, at its sole discretion, to settle, as it shall see fit, any difficulty (if any) which shall arise with regard to the distribution. To this end, the Board of Directors shall be entitled to issue partial certificates, to determine the value of the distribution of certain assets, and to determine that shareholders shall receive payment on the basis of the value which shall have been determined as stated above, or that fractions at a value of less than 0.1 New Israeli Shekel shall not be taken into account, in order to adjust the rights of the parties. In addition, the Board of Directors shall be entitled to place all monies and specific assets in trust, in the hands of trustees, on behalf of those persons who are entitled to receive the dividend or the monies which have been capitalized, all as the Board of Directors shall see fit.

Translated from the Hebrew

G. AUDITING AND NOTICES

Auditing and Internal Auditor

96.	The Annual Meeting shall be entitled to appoint the Accountant, who shall serve for a period which shall not extend beyond the third Annual Meeting after that at which he or she was appointed. At least once a year, the Accountant shall audit the Company’s accounts and shall express his or her opinion as to the correctness of the Statement of Profit and Loss and the Balance Sheet. The Board of Directors shall fix the remuneration of the Accountant for auditing services.

97. (a)	The Board of Directors of the Company shall appoint an Internal Auditor, pursuant to the provisions of the Companies Law.

(b)	The Board of Directors is entitled to terminate the term of office of the Internal Auditor, pursuant to the provisions of the Companies Law.

(c)	The organizational superiors of the Internal Auditor shall be the CEO jointly with the Chair of the Board of Directors.

Notices

98.	~~The Company shall be entitled to publish notices to its shareholders in two daily newspapers and/or as stipulated pursuant to the Law. The~~Without derogating from Articles 35 and 36 above, the Company shall be entitled to deliver notices to its shareholders by any of the alternative means set forth hereinafter: delivery by hand; dispatch by mail to the address appearing in the Register or ~~the~~in an Additional Register~~s~~; dispatch by facsimile to the fax number appearing in the Register or ~~the~~in an Additional Register~~s~~, or to any number which shall have been given to the Company for this purpose by any shareholder; dispatch by e-mail to the e-mail address registered for that purpose in the Register or ~~the~~in an Additional Register~~s~~; or in any other manner as shall be determined by the Company.

99.	Any and all notices which are to be delivered to a shareholder shall be given, with regard to jointly held shares, to the person whose name is first mentioned in the Register, and any notice thus given shall be deemed sufficient notice to the holders of the share.

100.

The Company shall be entitled to give notice to persons who are entitled to any share as a result of the ~~demise~~death or bankruptcy of the shareholder, by sending said notice by any of the alternative ways set forth in Article 98 above according to

Translated from the Hebrew

the address, fax number or e-mail address (if any) given for that purpose by said persons, or by delivering the notice in the same way in which it would have been delivered (until such details shall have been given), had it not been for the death ~~demise~~ or bankruptcy as stated above.

101.	Any notice or other document which has been sent by mail or in any other manner which is permitted pursuant to these Articles shall be deemed to have been delivered to its destination at the time of its receipt by the addressee, or four business days after the date on which it was sent as stated above (whichever is earlier). A declaration in writing, signed by the person delivering the notice or the document, to the effect that a letter containing said notice or said document was addressed to the correct address and duly delivered to a post office, shall constitute absolute evidence to that effect.

101A. Failure to send notice to any shareholder pursuant to any applicable law or these Articles or the failure of any shareholder to receive notice, due to an error or as a result of a mishap beyond the control of the Company, shall not adversely affect the validity of any action, transaction or resolution taken by the Company and/or adopted by the General Meeting in question.

H. EXEMPTION, INSURANCE AND INDEMNIFICATION OF

OFFICERS

102.	Subject to the provisions of ~~the~~applicable ~~L~~law, the Company shall be entitled to engage in a contract for insurance of the liability of any ~~o~~Officer of the Company, in whole or in part, ~~as a result of~~ in respect of any liability or expense imposed on an Officer or expended by him or her as a result of any action which was performed by said Officer in his or her capacity as an Officer of the Company for which insurance may be provided under applicable law, including in respect of any liability imposed on any Officer with respect to any of the following:

(a)	Breach of a duty of care vis-à-vis the Company or vis-à-vis another person;

(b)	Breach of a ~~fiduciary~~ duty of loyalty vis-à-vis the Company, provided that the ~~o~~Officer acted in good faith and had reasonable grounds to believe that the action in question would not adversely affect the Company;

(c)	Financial liability which shall be imposed upon said ~~o~~Officer in favor of another person as a result of any action which was performed by said ~~o~~Officer in his or her capacity as an ~~o~~Officer of the Company; including

Translated from the Hebrew

(c1)    A payment which said Officer is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that said Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

103.	Subject to the provisions of ~~the~~applicable ~~L~~law, the Company shall be entitled to ~~agree~~indemnify post factum and/or undertake in advance to indemnify any ~~o~~Officer of the Company, as a result of any liability or an expense imposed on him or her or expended by him or her as a result of any action which was performed by said ~~o~~Officer in his or her capacity as an ~~o~~Officer of the Company, in respect of any liability or expense for which indemnification may be provided under applicable law, including in respect of any liability or an expense imposed on the Officer as follows~~ing~~:

(a)	Financial liability imposed upon said ~~o~~Officer in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law, provided that the ~~agreement~~undertaking to indemnify in advance shall be limited to events ~~that~~which, in the opinion of the Board of Directors of the Company, are foreseeable, in light of the Company’s activities at the time that the ~~agreement~~undertaking to~~of~~ indemnify~~ication~~ was given, and shall further be limited to amounts or criteria that the Board of Directors has determined to be reasonable under the circumstances, and provided further that in the ~~agreement~~undertaking ~~of~~to indemnify~~ication~~ in advance the events that the Board of Directors believes to be foreseeable in light of the Company’s activities at the time that the ~~agreement~~undertaking ~~of~~to indemnify~~ication~~ was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the relevant circumstances, including

(a1)    A payment which said Officer is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that said Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(b)

Reasonable litigation expenses, including attorney fees, expended by the ~~o~~Officer as a result of an inquiry or a proceeding conducted in respect of such ~~o~~Officer by an authority authorized to conduct same, which was concluded without the submission of an indictment against said ~~o~~Officer and ~~either (i)~~ without any financial penalty being imposed on said ~~o~~Officer instead of a

Translated from the Hebrew

criminal proceeding (as such term is defined in the ~~Israeli~~ Companies Law~~, 1999~~), or ~~(ii)~~which was concluded without the submission of an indictment against said Officer with a financial penalty being imposed on said ~~o~~Officer instead of a criminal proceeding, in respect of a criminal charge which does not require proof of criminal intent or in connection with a financial sanction.

(c)	Reasonable litigation expenses, including attorney fees, which said ~~o~~Officer shall have expended or shall have been obligated to expend by a court of law, in any proceedings which shall have been filed against said ~~o~~Officer by or on behalf of the Company or by another person, or with regard to any criminal charge of which said ~~o~~Officer was acquitted, or with regard to any criminal charge of which said ~~o~~Officer was convicted which does not require proof of criminal intent.

104.	~~Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company retroactively, for any liability or expenditure as set forth in Article 103 above, which was imposed upon said officer as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.~~

~~105.~~	Subject to the provisions of ~~the~~ applicable ~~L~~law, the Company shall be entitled, in advance, to exempt any ~~o~~Officer of the Company from liability, in whole or in part, with regard to damage incurred as a result of the breach of duty of care vis-à-vis the Company.

105.  Notwithstanding the foregoing, the Company shall be entitled to insure, indemnify and exempt from liability any Officer of the Company to the fullest extent permitted by applicable law. Accordingly, (i) any amendment to the Companies Law, the Securities Law or any other applicable law expanding the right of any Officer to be insured, indemnified or exempted from liability in comparison to the provisions of these Articles shall, to the extent permitted by applicable law, immediately apply to the fullest extent permitted by applicable law, and (ii) any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Officer to be insured, indemnified or exempted from liability in comparison to the provision of these Articles shall be prospective in effect and shall not affect the Company’s obligation or ability to insure, indemnify or exempt from liability an Officer for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

I. MISCELLANEOUS

Amendment of the Articles of Association

Translated from the Hebrew

106. (a)	The Company shall be entitled to modify any of the provisions of this Article and any of the provisions of Articles 3, 33 (closing passage), 58, 59, 60, 68, 75 (opening passage) and 84 above, by way of a resolution to be adopted at a General Meeting by a majority of eighty-five percent of the votes at that session, unless a lower percentage shall have been established by the Board of Directors, by a majority of three-quarters of those persons voting, at a session of the Board of Directors which shall have taken place prior to that General Meeting.

(b)	The Company shall be entitled to modify the remaining provisions of these Articles (which are not included in the list set forth in subsection (a) above) by way of a resolution to be adopted at a General Meeting by a majority of three-quarters of the votes at that session, unless a lower percentage shall have been established by the Board of Directors, by a majority of three-fourths of the persons voting, at a session of the Board of Directors which shall have taken place prior to that General Meeting.

Special ~~Purchase~~Tender Offer

107.	Notwithstanding that which has been set forth within the framework of the regulations that have been promulgated by virtue of the Companies Law, a special offer to purchase ~~c~~Company shares shall be governed by the provisions of Sections 328 to 334 of the Companies Law.

Exhibit B

Indemnification and Release Agreement

This Indemnification and Release Agreement (this “Indemnification Agreement”) is being entered into effective as of [            ], 2012, pursuant to the resolutions of the shareholders of Teva Pharmaceutical Industries Ltd., a company organized under the laws of the State of Israel (the “Company”), dated [            ], 2012, the resolutions of the Company’s Board of Directors (the “Board”) dated July 31, 2012, and the resolutions of the Human Resources and Compensation Committee of the Board, and the Audit Committee of the Board each dated July 30, 2012.

It is in the best interest of the Company to retain and attract as office holders the most capable persons available and such persons are becoming increasingly reluctant to serve in companies unless they are provided with adequate protection through insurance, exemption and indemnification in connection with such service.

You are or have been appointed as an office holder of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide for your indemnification to the fullest extent permitted by law and the Company’s Articles of Association, as adopted by the Company’s shareholders on [            ], 2012 (such Articles of Association, or other Articles of Association as shall be in effect at the relevant time, the “Articles of Association”). In consideration of your service to the Company, the Company hereby agrees as follows:

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by the Articles of Association and the Israeli Companies Law, 5759 – 1999, as amended from time to time (the “Companies Law”), the Israeli Securities Law, 5728-1968, as amended from time to time (the “Securities Law”) and any other applicable law, in respect of the following expenses or liabilities imposed on, or incurred by, you in consequence of any act performed or omission committed by you in your capacity as an “Office Holder” (such term shall bear the meaning assigned to it in the Companies Law) of the Company (including your service, at the request of the Company, as an officer, director, employee or board observer of any other company controlled directly or indirectly by the Company (a “Subsidiary”) or in which the Company holds shares (an “Affiliate”)).

1.1 any monetary liability imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award which was approved by court;

1.2 reasonable litigation expenses, including attorneys’ fees, actually incurred by you in connection with an investigation or proceeding that was conducted against you by a competent authority which has been Terminated Without the Filing of an Indictment (as such term is defined in the Companies Law) against you and without the Imposition on you of a Monetary Liability In Lieu of a Criminal Proceeding (as such term is defined in the Companies Law), or which has been Terminated Without the Filing of an Indictment against you but with the Imposition on you of a Monetary Liability in Lieu of a Criminal Proceeding in respect of a crime which does not require the proof of mens rea (criminal intent) or in connection with a monetary sanction;

1.3 reasonable litigation expenses, including attorneys’ fees, actually incurred by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceeding in which you were acquitted, or in any criminal proceedings in which you were convicted of a crime which does not require the proof of mens rea (criminal intent); and

1.4 payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses actually incurred by you in connection with a proceeding under Chapters H’3, H’4, or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorneys’ fees or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

For the purpose of this Indemnification Agreement, “expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, and expenses paid or incurred by you in successfully enforcing this Indemnification Agreement. Expenses shall be considered paid or incurred by you at such time as you are required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand.

2. Notwithstanding the forgoing provisions of Section 1, except to the extent permitted by applicable law, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1 A breach of your duty of loyalty to the Company or a Subsidiary or Affiliate, unless committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the Company or a Subsidiary or Affiliate;

2.2 A breach of your duty of care to the Company or a Subsidiary or an Affiliate committed intentionally or recklessly;

2.3 An action or omission taken by you with the intent of unlawfully realizing personal gain;

2.4 A fine, monetary sanction, forfeit or penalty imposed upon you; or

2.5 With respect to proceedings or claims initiated or brought voluntarily by you against the Company or a Subsidiary or an Affiliate, other than by way of defense, by way of third party notice to the Company or a Subsidiary or an Affiliate, or by way of countersuit in connection with claims brought against you.

3. To the fullest extent permitted by law, the Company will, following receipt by the Company of your written request therefor, make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Sections 1.2, 1.3 and 1.4 above, even prior to the time on which the applicable court renders its decision, provided however, that advances given to cover legal expenses will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you and advance expenses in accordance with this Indemnification Agreement even if at the relevant Time of Indebtedness you are no longer an Office Holder of the Company or a Subsidiary or an Affiliate, provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken or omissions committed by you while you were an Office Holder of the Company or such Subsidiary or such Affiliate as aforesaid, and in such capacity.

5. The undertaking of the Company set forth in Section 1.1 shall be limited as follows:

5.1 to matters that are connected or otherwise related to those events or circumstances set forth in Schedule A hereto.

5.2 the maximum amount for which the Company undertakes to indemnify you for the matters and circumstances described in Section 1.1, jointly and in the aggregate, shall not exceed US$ 200 million according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the Time of Indebtedness calculated with respect to each Office Holder of the Company. Such amount has been determined by the Board to be reasonable under the circumstances.

6. Subject to the limitations of Section 5 above and Section 7 below, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law, the Articles of Association and under this Indemnification Agreement.

7. Notwithstanding anything to the contrary herein, the Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement, including, without limitation, an indemnification undertaking provided by a Subsidiary or an Affiliate, other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), all within the limits set forth in Section 5 above. In order to eliminate any duplication of benefits, the Company will be entitled to receive any amount collected by you from a third party in connection with liabilities actually indemnified hereunder, up to the amount actually paid to you by the Company as indemnification hereunder, to be transferred by you to the Company within fifteen (15) days following the receipt of the said amount.

In the event of payment by the Company pursuant to this Indemnification Agreement, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all documents required, and shall do everything that may be necessary, to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights,

8. In all indemnifiable circumstances, indemnification will be subject to the following:

8.1 You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings for which you may seek indemnification hereunder, without delay, and in any event within seven (7) days following your first becoming aware thereof, provided, however, that your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein except and to the extent that such failure to provide notice prejudices the Company’s ability to defend against such action or to conduct any related legal proceeding. You shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chairman of the Board, and in the event you are the Chairman of the Board, to the Chairman of the Audit Committee, at the address of the Company’s principal office (or at such other address as the Company shall advise you).

8.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. In such case, the fees and expenses of such counsel shall be paid by the Company. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding.

The Company or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as they shall see fit, including by way of settlement.

Notwithstanding the foregoing, in the case of criminal proceedings, the Company or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding or to consent to the entry of any judgment against you or enter into any settlement, arrangement or compromise, in each case without your consent, so long as such arrangement, judgment, settlement or compromise: (i) does not include an admission of your fault, (ii) is fully indemnifiable pursuant to this Indemnification Agreement and pursuant to law and (iii) further provides, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding. This paragraph shall not apply to a proceeding brought by you under Section 8.7 below.

8.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents required to enable the Company or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid and will give the Company all information and access to documents, files and your advisors and representatives as shall be within your power, in every reasonable way as may be required by the Company with respect to any such legal proceedings, provided that the Company shall cover all reasonable costs incidental thereto such that you will not be required to pay the same or to finance the same yourself, and provided, further, that you shall not be required to take any action that would reasonably prejudice your defense in connection with any indemnifiable proceeding.

8.4 Notwithstanding the provisions of Sections 8.2 and 8.3 above, (i) if in a proceeding to which you are a party by reason of your status as an Office Holder of the Company or any Subsidiary or Affiliate, the named parties to any such proceeding include both you and the Company or any Subsidiary or Affiliate, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest or potential conflict of interest (including the availability to the Company and its Subsidiary or Affiliate, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) that exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, or (iii) if the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, you shall be entitled to be represented by separate legal counsel, which may represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and such other persons, at the sole expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Indemnification Agreement or in the event that the Company or any other person takes any action to declare this Indemnification Agreement void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, you shall have the right to retain counsel of your choice, reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

8.5 If, in accordance with Section 8.2 (but subject to Section 8.4), the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, who shall fully update, and be fully updated by, the Company on the defense procedure and shall consult with, and be consulted with by, the Company and the attorney conducting the legal defense on behalf of the Company, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense and the Company will have no liability or obligation pursuant to this Indemnification Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may incur in connection with your defense, unless the Company shall agree to such expenses; in which event all reasonable fees and expenses of your counsel shall be borne by the Company to the extent so agreed to by the Company.

8.6 The Company will have no liability or obligation pursuant to this Indemnification Agreement to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement, which consent shall not be unreasonably withheld.

8.7 The Board and/or applicable committee(s) thereof and/or any other person(s) authorized by the Board will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to timely determine your right to indemnification hereunder or fails to timely make such payment or advancement in whole or in part, you may request that a determination with respect to your entitlement thereto shall be made in the specific case by an Independent Counsel agreed upon by the Company and you, and in the absence of such agreement, appointed by the head of the Israeli Bar Association. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Indemnification Agreement or its engagement pursuant hereto, provided, however, that you shall reimburse the Company for any such fees, expenses, claims, liabilities and damages in the event the matter is resolved in favor of the Company. “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of Israeli corporate law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company, an “interested party” (as defined in the Companies Law) of the Company or you in any matter material to either such party (other than in the capacity of Independent Counsel with respect to this Indemnification Agreement or similar indemnification agreements of the Company), or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or you in an action to determine your rights under this Indemnification Agreement.

8.8 Neither the Company nor any of its agents, employees, directors or officers shall make any statement to the public or to any other person regarding any settlement of claims made pursuant to this Indemnification Agreement against you that would in any manner cast any negative light, inference or aspersion against you.

8.9 By signing this Indemnification Agreement you hereby accept that you shall not make any statement to the public or to any other person regarding any settlement of claims made pursuant to this Indemnification Agreement against you or the Company that would in any manner cast any negative light, inference or aspersion against the Company, and that you will keep the terms of such settlement confidential.

9. The Company hereby exempts you, to the fullest extent permitted by law and the Articles of Association, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above or for a breach of your duty of care in connection with a Distribution (as defined in the Companies Law).

10. Subject to Section 20 below, if any act, resolution, approval or other procedure is required for the validation of any of the undertakings in this Indemnification Agreement, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

11. To the fullest extent permitted by law and the Articles of Association (as stated above), nothing contained in this Indemnification Agreement shall derogate from the Company’s right (but in no way shall the Company be obligated) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without regard to the limitations set forth in Section 5 above. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Articles of Association or applicable law or otherwise.

12. If any undertaking included in this Indemnification Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13. This Indemnification Agreement and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without regard to the rules of conflict of laws, and any dispute arising from or in connection with this Indemnification Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

14. This Indemnification Agreement cancels and replaces any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company. Notwithstanding the foregoing, the indemnification obligation set forth in this Indemnification Agreement will also apply, subject to the terms, conditions and limitations set forth in this Indemnification Agreement, with respect to actions performed, or omissions committed, in your capacity as an Office Holder of the Company or a Subsidiary or an Affiliate, during the period prior to the date of this Indemnification Agreement.

15. Neither the settlement nor termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that you had reasonable cause to believe that your action was unlawful.

16. This Indemnification Agreement shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Indemnification Agreement shall continue for your benefit and your heirs’, personal representatives’, executors’ and administrators’ benefit after you cease to be an Office Holder of the Company.

17. The obligations of the Company according to this Indemnification Agreement shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Indemnification Agreement and any provision of the law which cannot be conditioned upon, changed or added to, the said provision of the law shall supersede the specific provision in this Indemnification Agreement, but shall not limit or diminish the validity of the remaining provisions of this Indemnification Agreement.

18. Subject to Section 20 below, the Company hereby agrees to indemnify and exempt you to the fullest extent permitted by law, notwithstanding that such indemnification or exemption is not specifically authorized by the other provisions of this Indemnification Agreement. In the event of any change after the date of this Indemnification Agreement in any applicable law, statute or rule which expands the right of an Israeli company to indemnify Office Holders, it is the intent of the parties hereto that you shall enjoy by this Indemnification Agreement the greater benefits afforded by such change and such changes shall to the extent permitted by applicable law be, ipso facto, within the purview of your rights and the Company’s obligations pursuant to this Indemnification Agreement.

19. Subject to Section 5 above and notwithstanding anything else to the contrary herein, in the event of any change in the Articles of Association after the date of this Indemnification Agreement which narrows the Company’s right to indemnify you under this Agreement, such change shall apply only with respect to actions performed, or omissions committed, by you in your capacity as an Office Holder of the Company, of a Subsidiary or of an Affiliate, after the date of such change, to the extent permitted by applicable law.

20. Notwithstanding anything to the contrary herein, nothing in this Indemnification Agreement shall require or obligate the Company to amend its Articles of Association, or take any action with respect thereto.

21. No waiver of any of the provisions of this Indemnification Agreement shall be deemed or shall constitute a waiver of any other provisions of this Indemnification Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

22. All notices and other communications required or permitted under this Indemnification Agreement shall be in writing, shall be effective (i) if mailed, three (3) business days after mailing (unless mailed abroad, in which case it shall be effective five (5) business days after mailing), (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, (iv) if sent via facsimile, upon transmission and electronic (or other) confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic (or other) confirmation of receipt and (iv) if sent by email, on the date of transmission or (if transmitted and received on a non-business day) on the first business day following transmission, except where a notice is received stating that such mail has not been successfully delivered.

23. This Indemnification Agreement shall continue in effect regardless of whether you continue to serve as an Office Holder of the Company.

24. This Indemnification Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Indemnification Agreement, as an original.

The Board has determined, based on the current activity of the Company, that the amount stated in Section 5 is reasonable under the circumstances, and that those events and circumstances specified in Schedule A are foreseeable in light of the Company’s activities as of the date hereof.

Kindly sign and return the enclosed copy of this Indemnification Agreement to acknowledge your agreement to the contents hereof.

Sincerely yours,

Teva Pharmaceutical Industries Ltd.

Name:	[ ]
Title:	[ ]

Name:	[ ]
Title:	[ ]

Accepted and agreed as of the first date written above:

Name: [ ]

Schedule A

All references in this schedule to the “Company” shall be deemed to refer to a Subsidiary or Affiliate as well, to the extent that your service as an office holder, director, employee or board observer of the Subsidiary or Affiliate is at the request of the Company in the circumstances described in the preface of Section 1 to the Indemnification Agreement.

1. The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel, the United States or abroad;

2. Occurrences resulting from the Company’s public filings or omissions to make a public filing, delisting of shares, or buy-back of Company’s securities;

3. Occurrences in connection with investments the Company make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including without limitation, actions taken by you in the name of the Company as an Office Holder and/or board observer of the corporation which is the subject of the transaction and the like;

4. The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company;

5. Actions in connection with an actual or anticipated change in ownership, control or structure of the Company, its reorganization, dissolution, including without limitation, a merger, sale or acquisition of shares, or change in capital;

6. Actions in connection with any actual or proposed transaction not in the ordinary course of business of the Company, including without limitation, the sale, lease or purchase of any assets, subsidiary, operations and/or business, or part thereof, of the Company;

7. Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Section 270 of the Companies Law;

8. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities, business, securities or assets, and the division or consolidation thereof, including without limitation, any Tender Offer, Forced Sale of Shares, Arrangement and Compromise (as such capitalized terms are defined in the Companies Law) or any reorganization, merger or consolidation of whatever kind or nature within the meaning of any law applicable to such claim or demand;

9. Actions taken in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including without limitation, with employees, independent contractors, customers, suppliers and various service providers;

10. Actions in connection with products or services developed and/or commercialized by the Company, including without limitation, the performance of pre-clinical and clinical trials on such products, whether performed by the Company or by third parties on behalf of the Company, and/or in connection with the certification, distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims and/or in connection with the procedure of obtaining regulatory or other approvals regarding such products, whether in Israel or abroad and including without limitation, liabilities arising out of advertising or marketing, including without limitation, misrepresentations regarding the Company’s products and unlawful distribution of emails;

11. Actions taken in connection with the intellectual property of the Company, and its protection, including without limitation, the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including without limitation, any assertion that the Company’s products violate, infringe, misappropriate or misuse the intellectual property rights of any third party;

12. Actions taken pursuant to or in accordance with the policies and procedures of the Company (including without limitation, tax policies and procedures), whether such policies and procedures are published or not;

13. Approval of corporate actions, in good faith, including without limitation, the approval of the acts of the Company’s management, their guidance and their supervision;

14. Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business;

15. Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

16. Claims in connection with publishing or providing any information, including without limitation, any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

17. Any claim or demand made under any securities laws of any jurisdiction or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to any securities authority or any stock exchange disclosure or other rules, or any other claims relating to relationships with investors, debt holders, shareholders and the investment community; or related to inadequate or improper disclosure of information to investors, debt holders, shareholders and the investment community, claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including without limitation, the grant of options to purchase any of the same, or related to the purchase, holding or disposition of securities of the Company or any other investment activity involving or effected by such securities, including, without limitation, any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities;

18. Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company;

19. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal, federal, county, local, city or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including without limitation, any interest, penalty or addition thereto, whether disputed or not;

20. Any claim or demand arising out of dealings by the Company with third parties, including without limitation, agents, employees, customers, suppliers, creditors or others;

21. Any claim or demand arising out of presentations or reports submitted or delivered (or not submitted or delivered) to shareholders (whether current or prospective), customers or creditors of the Company or to any governmental entity or agency, including without limitation, relevant securities authorities or commissions;

22. Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with or exposed to such products, for damages or losses related to such use or treatment;

23. Review, approval and actions taken in connection with the financial and tax reports of the Company, including without limitation, any action, consent or approval related to or arising from the foregoing, including without limitation, execution of certificates for the benefit of third parties related to the financial statements;

24. Claims in connection with anti-competitive laws and regulations and laws and regulation of commercial wrongdoing;

25. Claims in connection with breach of confidentiality obligations, acts in regard of invasion of privacy, including with respect to databases, and acts in connection with slander and defamation;

26. Claims or demands made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf;

27. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity, including without limitation, the Office of the Chief Scientist or the Investments Center of the Israeli Ministry of Industry, Trade and Labor, the Israeli Antitrust Authority, the Israel Securities Authority, the United States Securities and Exchange Commission, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company, or any of its businesses, subsidiaries, assets or operations, or the terms and conditions of any operating certificate or licensing agreement;

28. Any action or decision regarding Distribution;

29. An announcement, a statement, including without limitation, a position taken, or an opinion made in good faith by an Office Holder in the course of his duties and in conjunction with his duties, including without limitation, during a meeting of the Board or one of the committees of the Board ;

30. An act or omission undertaken in contradiction to the Company’s Memorandum of Association or Articles of Association;

31. Any action or decision in relation to work safety and/or working conditions;

32. An act or omission undertaken in negotiating, signing and performing an insurance policy or any claim relating to a failure to maintain appropriate insurance and/or adequate safety measures;

33. Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, in the ordinary course of their business, relating to the negotiations or performance of such transaction, or representations or inducements provided in connection therewith or otherwise.

34. Any administrative, regulatory, civil or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including without limitation, potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or for contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company, or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date:	August 8, 2012